   As filed with the Securities and Exchange Commission on January 28, 2002


                                                     Registration No. 333-75790


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                AMENDMENT NO. 1


                                      TO

                                   FORM S-1
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                       CORCEPT THERAPEUTICS INCORPORATED
            (Exact Name of Corporation as Specified in Its Charter)

           Delaware                         2834                 77-0487658
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                       Corcept Therapeutics Incorporated
                         275 Middlefield Road, Suite A
                             Menlo Park, CA 94025
                                (650) 327-3270
  (Address, including zip code, and telephone number, including area code, of Corcept Therapeutics Incorporated's principal executive offices)

                           Joseph K. Belanoff, M.D.
                            Chief Executive Officer
                       Corcept Therapeutics Incorporated
                         275 Middlefield Road, Suite A
                             Menlo Park, CA 94025
                                (650) 327-3270
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:
                  Sarah A. O'Dowd                Laura A. Berezin
                   Kyle V. Guse                 Cooley Godward LLP
        Heller Ehrman White & McAuliffe LLP    Five Palo Alto Square
               275 Middlefield Road             3000 El Camino Real
           Menlo Park, California 94025     Palo Alto, California 94306
             Telephone: (650) 324-7000       Telephone: (650) 843-5000
             Facsimile: (650) 324-0638       Facsimile: (650) 849-7400

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_] ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ____________


If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ____________


If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]



                               -----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                 Subject to completion, dated January 25, 2002


Preliminary Prospectus


4,500,000 Shares


CORCEPT THERAPEUTICS INCORPORATED

Common Stock

$     per share

[LOGO] Corcept Therapeutics


- --------------------------------------------------------------------------------


 . Corcept Therapeutics Incorporated is offering   . This is our initial public offering and no
   4,000,000 shares and the selling stockholder      public market currently exists for our shares.
   is offering 500,000 shares.

 . We anticipate that the initial public offering  . Proposed trading symbol: Nasdaq National
   price will be between $14.00 and $16.00 per       Market -- CORT.
   share.


                               -----------------

This investment involves risk. See "Risk Factors" beginning on page 7.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                                          Per Share Total
                                                          --------- -----
       Public offering price............................     $        $
       Underwriting discount............................     $        $
       Proceeds to Corcept Therapeutics Incorporated....     $        $
       Proceeds to the selling stockholder..............     $        $


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


The underwriters have a 30-day option to purchase up to 675,000 additional shares of common stock from us and the selling stockholder to cover over-allotments, if any.


Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray                         CIBC World Markets

                          Thomas Weisel Partners LLC

                  The date of this prospectus is       , 2002

                               TABLE OF CONTENTS


                                                                      Page
                                                                      ----
      Summary........................................................   3
      Risk Factors...................................................   7
      Information Regarding Forward-Looking Statements...............  18
      Use of Proceeds................................................  19
      Dividend Policy................................................  19
      Capitalization.................................................  20
      Dilution.......................................................  21
      Selected Financial Data........................................  22
      Management's Discussion and Analysis of Financial Condition and
        Results of Operations........................................  23
      Business.......................................................  29
      Management.....................................................  42
      Related Party Transactions.....................................  50
      Principal and Selling Stockholders.............................  52
      Description of Capital Stock...................................  55
      Shares Eligible for Future Sale................................  58
      Underwriting...................................................  60
      Legal Matters..................................................  63
      Experts........................................................  63
      Where You Can Find Additional Information......................  63
      Index to Financial Statements.................................. F-1


                               -----------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                                    SUMMARY


The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of the key aspects of this offering and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information contained in this prospectus.


Overview

We are a pharmaceutical company engaged in the development of drugs for the treatment of severe psychiatric and neurological diseases. Our lead product candidate, C-1073, is currently in Phase III clinical trials for the treatment of psychotic major depression, a disorder that affects more than three million people in the United States each year and for which current treatments are inadequate.

Market Opportunity


Psychotic major depression, or PMD, is a serious psychiatric disorder that is more prevalent than either schizophrenia or manic depressive illness. The disorder is characterized by severe depression accompanied by psychosis. Psychosis is delusional thinking and/or hallucinations. PMD is not a simple combination of psychosis and depression, but rather a complex interaction between a predisposition to become psychotic and a predisposition to become severely depressed. People with PMD are approximately 70 times more likely to commit suicide in their lifetime than the general population.


There is no treatment for PMD approved by the United States Food and Drug Administration, or FDA. However, there are two treatment approaches currently used by psychiatrists, electroconvulsive therapy, or ECT, and combination drug therapy. Both of these approaches can have debilitating side effects. Even using these approaches, PMD patients often require lengthy and expensive hospital stays.

Of the two approaches, the more effective is ECT which involves passing an electrical current through the brain until the patient has a seizure. ECT requires the use of an operating room as well as the participation of a psychiatrist, an anesthesiologist and a nurse. General anesthesia is necessary to avoid fractures of the spine that otherwise could result from the seizures caused by ECT. Although ECT can reduce depressive and psychotic symptoms, the procedure can result in cognitive impairment, including permanent memory loss, cardiovascular complications, headache, muscle ache and nausea. In addition, complications can arise from general anesthesia. Each patient typically requires six to twelve ECT procedures over a three to five-week period.

An alternative treatment for PMD is combination drug therapy, which involves the simultaneous administration of antidepressant and antipsychotic medications. Combination drug therapy is not as effective as ECT in relieving the symptoms of PMD and often requires three or more weeks before patients show improvement in their condition. In addition, combination drug therapy is associated with significant side effects, including sexual dysfunction, sedation, weight gain and permanent movement disorders.

C-1073 for the Treatment of PMD


We are currently evaluating our lead product candidate, C-1073, in two Phase III clinical trials for the treatment of PMD. C-1073, also known as mifepristone, works by selectively blocking the binding of cortisol, a steroid hormone, to one of its two known receptors. We have an exclusive license to a method of use patent covering the use of mifepristone for the treatment of PMD, although we do not have rights to the product patent for mifepristone. Mifepristone is the active ingredient in RU-486, a drug that is used to terminate pregnancies. Elevated levels and abnormal release patterns of cortisol have been implicated in a broad range of human disorders, including PMD. By correcting the level and release pattern of cortisol within the human body, we believe that C-1073 will be able to treat PMD quickly and effectively.

In January 2001, we completed a Phase II clinical trial evaluating the efficacy, tolerability and dose response of C-1073 for the treatment of PMD. After one week of treatment, approximately two-thirds of the patients in the two higher dosage groups experienced clinically meaningful reductions in psychosis, as measured by a widely-used psychiatric rating scale. In addition, none of the patients in the trial experienced clinically meaningful side effects.

Based on the encouraging results from our Phase II trial, we have initiated two pivotal, double-blind, placebo-controlled Phase III clinical trials designed to evaluate the safety and efficacy of C-1073 for the treatment of PMD. The trials are underway and will be conducted at more than 25 centers in the United States. Each trial will include approximately 200 patients. Efficacy assessments will be based on psychiatric rating scales that are widely used to support regulatory approval of new antipsychotic and antidepressant medications. We expect to complete the analysis of our first Phase III trial by the end of 2002 and of our second trial by the end of 2003.


Given the serious nature of PMD, the lack of approved drugs for the disorder and the data from our Phase II trials, the FDA has granted fast track designation to C-1073 for the treatment of PMD. Fast track status is a form of facilitated FDA filing process that is granted to some new drugs that treat life-threatening conditions for which there is an unmet need. In addition, the FDA has indicated that C-1073 will receive a priority review if no other treatment is approved for PMD at the time we submit our New Drug Application, or NDA.


GR-II Antagonist Platform


We believe that C-1073 exerts its effects by blocking the action of cortisol at one of its two known receptors, known as the GR-II receptor. A receptor is a structure which accepts a chemical messenger and creates a signal for biologic action. We also believe that elevated levels and abnormal release patterns of cortisol are involved in several other psychiatric and neurological diseases. We have assembled a broad intellectual property portfolio covering the treatment of psychiatric and neurological disorders that may benefit from drugs that block, or antagonize, the GR-II receptor. In addition to PMD, we own or have exclusively licensed allowed patents or patent applications for the use of GR-II antagonists to treat other disorders, including early dementia, mild cognitive impairment, psychosis associated with cocaine addiction, delirium, Down's syndrome and post-traumatic stress disorder.



We intend to pursue further research using C-1073 or alternative GR-II blockers, or antagonists, for the treatment of additional disorders included in our intellectual property portfolio. A clinical trial is being conducted by Stanford University with C-1073 under an Investigational New Drug application, or IND, to demonstrate proof of concept for the use of a GR-II antagonist in Alzheimer's disease.


Our Business Strategy

Our objective is to develop and commercialize drugs that address severe psychiatric and neurological diseases. We are pursuing the following strategies to achieve our objective:

     .   Rapidly develop C-1073 for PMD;

     .   Establish C-1073 as first-line therapy for PMD;

     .   Maximize value of C-1073 by retaining marketing rights;

     .   Build a portfolio of GR-II receptor antagonists;

     .   Acquire or in-license additional products; and

     . Employ an experienced team with a proven track record in developing and commercializing pharmaceuticals.

The Offering


Common stock offered by us........................  4,000,000 shares

Common stock offered by the selling stockholder...    500,000 shares

Common stock to be outstanding after this offering 23,935,270 shares

Offering price.................................... $14.00 to $16.00 per share

Use of proceeds................................... We intend to use the net proceeds of this offering to fund clinical trials, preclinical
                                                   testing and other research and development
                                                   activities, sales and marketing expenses,
                                                   working capital and other general corporate
                                                   purposes. We will not receive any proceeds
                                                   from the shares sold by the selling
                                                   stockholder. See discussion of "Use of
                                                   Proceeds" for a more detailed description.

Proposed Nasdaq National Market symbol............ CORT



The number of shares of our common stock outstanding after this offering is based on shares outstanding on December 31, 2001 and does not take into account:



     . 232,398 shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $0.24 per share and 36,000 shares issuable upon exercise of an option granted in January 2002 outside of our option plans with an exercise price of $0.008 per share;



     . 2,400,000 shares reserved for future issuance under our stock option plans; and



     . 32,133 shares of our common stock issuable upon conversion of a promissory note, at the election of the holder, following the completion of this offering at a price per share equal to the assumed initial public offering price of $15.00 per share.


Unless otherwise indicated, all information in this prospectus:


     . assumes no exercise of the underwriters' over-allotment option to purchase up to 675,000 shares;



     . reflects the conversion of all preferred stock into 8,561,043 shares of our common stock upon the completion of this offering; and



     . reflects a 1.2-for-1 forward stock split to be completed prior to the closing of this offering.


Corporate Information

We were incorporated in the State of Delaware on May 13, 1998. Corcept(TM) is our trademark. We have applied to register this trademark with the U.S. Patent and Trademark Office. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

Our principal executive offices are located at 275 Middlefield Road, Suite A, Menlo Park, California 94025, and our telephone number is (650) 327-3270.

Summary Financial Data
(in thousands, except per share data)




                                                                         Period from
                                                                          inception
                                                                           (May 13,
                                               Years Ended December 31,    1998) to
                                               ------------------------  December 31,
                                                1999    2000     2001        2001
                                               ------  -------  -------  ------------
Statements of Operations Data:
Operating expenses:
   Research and development*.................. $  140  $ 1,319  $ 6,009    $  7,468
   General and administrative*................    174      577    2,292       3,054
                                               ------  -------  -------    --------
       Total operating expenses...............    314    1,896   8, 301      10,522
                                               ------  -------  -------    --------
Loss from operations..........................   (314)  (1,896)  (8,301)    (10,522)
Interest and other income, net................      4       50      552         606
                                               ------  -------  -------    --------
Net loss...................................... $ (310) $(1,846) $(7,749)   $ (9,916)
                                               ======  =======  =======    ========
Net loss per share
   Basic and diluted.......................... $(0.09) $ (0.33) $ (1.08)
                                               ======  =======  =======
   Weighted average shares--basic and diluted.  3,544    5,600    7,201
                                               ======  =======  =======

Pro forma net loss per share
   Basic and diluted.......................... $(0.04) $ (0.15) $ (0.52)
                                               ======  =======  =======
   Weighted average shares--basic and diluted.  8,673   12,086   14,994
                                               ======  =======  =======

* Includes non-cash stock-based compensation of the following:
   Research and development................... $    7  $    90  $ 1,169    $  1,266
   General and administrative.................     --       --      680         680
                                               ------  -------  -------    --------
   Total stock-based compensation............. $    7  $    90  $ 1,849    $  1,946
                                               ======  =======  =======    ========



                                                             As of
                                                       December 31, 2001
                                                      -------------------
                                                               As Adjusted
                                                      Actual   (unaudited)
                                                      -------  -----------
     Balance Sheet Data:
     Cash and cash equivalents....................... $22,980    $77,480
     Working capital.................................  22,224     76,724
     Total assets....................................  24,259     78,759
     Long-term liabilities...........................     463        463
     Deficit accumulated during the development stage  (9,916)    (9,916)
     Total stockholders' equity......................  22,376     76,876



The as adjusted balance sheet data above assumes the issuance of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                 RISK FACTORS

You should carefully consider the following risk factors before you decide to purchase shares of our common stock. If any of these risks actually occurs, our business prospects, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.


We are a development stage company with no current source of product revenue. We have a limited history of operations and have focused primarily on clinical trials and seeking FDA regulatory clearance to market C-1073. We have incurred losses in each year since our inception in 1998. As of December 31, 2001, we had a deficit accumulated during the development stage of approximately $9.9 million. We do not know when or if we will generate product revenue. We expect our research and development expenses to increase in connection with our two Phase III clinical trials for C-1073 to treat PMD and in connection with additional development activities for other product candidates. In addition, we expect to incur significant marketing and sales expenses related to our market research activities for C-1073 for the treatment of PMD and our development of a marketing and sales staff. As a result, we expect that our losses will increase for the foreseeable future. We are unable to predict the extent of any future losses or whether or when we will become profitable.


We depend heavily on the success of our only product in development, C-1073 for the treatment of PMD. If we are unable to commercialize C-1073, we will be unable to generate revenues and our stock price will decline.

We have invested a significant portion of our time and financial resources since our inception in the development of C-1073 for the treatment of PMD. We anticipate that for the foreseeable future our ability to generate revenues and achieve profitability will be solely dependent on the successful commercialization of C-1073 for the treatment of PMD. We have not yet completed our Phase III clinical trials on C-1073 for the treatment of PMD and do not anticipate that the trials will be completed until the end of 2003. We may decide to, or the FDA may require us to, pursue additional Phase III trials or other studies on C-1073 for the treatment of PMD. The fast track designation granted to C-1073 for the treatment of PMD will not necessarily result in expedited FDA review. If we are unable to successfully conclude our clinical development program and obtain regulatory approval for C-1073 for the treatment of PMD, we will be unable to generate revenue and our stock price will decline.

Many factors could harm our efforts to develop and commercialize C-1073 for the treatment of PMD, including:

     . negative, inconclusive or otherwise unfavorable results from our clinical development program;

     .   significant delays in our clinical development program;

     .   significant increases in the costs of our clinical trials;

     . an inability to obtain, or delay in obtaining, regulatory approval for the commercialization of C-1073 for the treatment of PMD;

     . an inability to manufacture C-1073 for the treatment of PMD in commercial quantities and at acceptable cost; and

     . political concerns relating to mifepristone that could limit the market acceptance of C-1073 for the treatment of PMD, as described further under "Even if we receive approval for the marketing and sale of C-1073 for the treatment of PMD, it may never be accepted as a treatment for PMD."

If our ongoing clinical trials of C-1073 for the treatment of PMD do not demonstrate safety and efficacy, or if the clinical trials are delayed, our business will be harmed.

To gain regulatory approval from the FDA for C-1073 for the treatment of PMD, our ongoing clinical trials must demonstrate the safety and efficacy of C-1073. There are many risks associated with clinical trials. We may be unable to achieve the same level of success in our Phase III trials as we did in our Phase II trial. Our ongoing clinical trials measure the efficacy of C-1073 for the treatment of PMD 7 and 28 days after treatment began, whereas our Phase II clinical trials measured efficacy 7 days after treatment began. Our ongoing clinical trials may not demonstrate that C-1073 is effective 28 days after treatment began. In addition, the data we obtain from our Phase III clinical trials are susceptible to varying interpretations that could impede regulatory approval.

Many factors could delay or result in termination of our ongoing clinical trials, including:

     .   inconclusive results requiring additional clinical study;

     .   slow patient enrollment;

     .   adverse medical events or side effects among patients; and

     .   real or perceived lack of effectiveness or safety of C-1073.

We have relied, in support of our IND, on toxicology data contained in a third party's NDA for the use of mifepristone to terminate pregnancy. The FDA approved our IND to conduct our clinical trials, but has not yet determined whether any additional toxicology tests will be required. In addition, we could be required to conduct carcinogenicity studies, which can take as long as three years, depending on the data required. If the FDA requires us to conduct toxicology tests or carcinogenicity studies, commercialization of C-1073 might be delayed.

We have agreements with a number of third parties relating to our human clinical trials for C-1073. Because we rely on third parties for our clinical trials, we do not control every aspect of these activities. Third parties may not complete testing activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements. The failure of these third parties to carry out their contractual duties could delay or prevent the development and commercialization of C-1073.

If we are unable to obtain or maintain regulatory approval, we will be limited in our ability to commercialize our products, including C-1073, and our business will be harmed.

The development and sale of all of our products in development will be subject to extensive regulation by governmental authorities. Obtaining and maintaining regulatory approval typically is costly and takes many years. The FDA has substantial discretion to terminate clinical trials, delay or withhold registration and marketing approval in the United States, and mandate product recalls. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks, and in some cases, additional, associated with the FDA approval process.

Future governmental action or changes in FDA policy or similar regulatory agencies outside of the United States may also result in delays or rejection of an application for marketing approval either in the United States or elsewhere. We may not be able to obtain product registration or marketing approval based on the results of our clinical trials. In addition, because of the only currently FDA-approved use of mifepristone, we expect there to be significant labeling requirements on C-1073, which could limit the marketability of C-1073. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions.

Even if we receive approval for the marketing and sale of C-1073 for the treatment of PMD, it may never be accepted as a treatment for PMD.

Many factors may affect the market acceptance and commercial success of C-1073 for the treatment of PMD. Although there is currently no FDA-approved treatment for PMD, there are two treatment approaches currently used by psychiatrists:
ECT and combination drug therapy. Even if the FDA approves C-1073 for the treatment of PMD, physicians may not adopt C-1073.

In addition, mifepristone, the active ingredient in C-1073, commonly known as RU-486, is used to terminate pregnancy. Mifepristone has been the subject of considerable ethical and political debate in the United States and elsewhere. Public perception of mifepristone may limit our ability to procure manufacturers and may limit the commercial acceptance of C-1073. Although public debate over mifepristone has focused on its use to terminate pregnancy, physicians may limit prescriptions of C-1073 even if appropriate precautions are in place to avoid prescribing C-1073 to pregnant women.

Other factors that may affect the market acceptance and commercial success of C-1073 for the treatment of PMD include:

     . the effectiveness of C-1073, including any side effects, as compared to alternative treatment methods;

     .   the product labeling or product insert required by the FDA for C-1073;

     . the cost-effectiveness of C-1073 and the availability of insurance or other third-party reimbursement, in particular Medicare and Medicaid, for patients using C-1073;

     .   the timing of market entry of C-1073 relative to competitive products;

     .   the extent and success of our marketing and sales efforts;

     . the rate of adoption of C-1073 by physicians and by target patient population; and

     .   negative publicity concerning C-1073, RU-486 or mifepristone.

If we fail to identify and develop additional uses for GR-II antagonists, we will be unable to market additional products.

We have no product in development other than C-1073 for the treatment of PMD. To develop additional sources of revenues, we believe that we must identify and develop additional product candidates. We own or have exclusively licensed allowed patents and patent applications covering the use of GR-II antagonists to treat early dementia, mild cognitive impairment, psychosis associated with cocaine addiction, delirium, Down's syndrome, post-traumatic stress disorder, weight gain following treatment with antipsychotic medication and for modulation of the blood-brain barrier. We may not develop product candidates for any of these indications. Our product development efforts may not lead to commercially viable products. The use of GR-II antagonists may not be effective to treat these conditions. In addition, we could discover that the use of GR-II antagonists in these patient populations have unacceptable side effects or are otherwise not safe. We only have experience with C-1073 and we may determine that it is not desirable for uses other than PMD. In that event, we would have to identify and may need to secure rights to a different GR-II antagonist. Even if product candidates are identified, we may abandon further development efforts before we reach clinical trials or after expending significant expense and time conducting clinical trials. Moreover, governmental authorities may enact new legislation or regulations that could limit or restrict our development efforts. If we are unable to successfully discover and commercialize new uses for GR-II antagonists, we may be unable to generate sufficient revenue to support our operations.

If C-1073 or future product candidates conflict with the patents of others or if we become involved in other intellectual property disputes, we could have to engage in costly litigation or obtain a license and we may be unable to commercialize our products.

Our success depends in part on our ability to obtain and maintain adequate patent protection for the use of C-1073 for the treatment of PMD and other potential uses of GR-II antagonists. If we do not adequately protect our intellectual property, competitors may be able to use our intellectual property and erode our competitive advantage.


Patent positions are often uncertain and usually involve complex legal and factual questions. While we have an exclusive license to a patent covering the use of GR-II antagonists, including mifepristone, to treat PMD, the Population Council holds a product patent for mifepristone. Based on its grant date, that patent was scheduled to expire in January 2002. However, the U.S. Patent and Trademark Office has granted a one year interim extension so the patent is now scheduled to expire in January 2003. Additional interim extensions could be granted, further extending the termination date.



The holder of the mifepristone product patent has applied for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984. If the patent term extension application is granted, the patent term could be extended in accordance with the terms of the patent extension legislation for up to a five-year period, that is, up to January 2007. The length of time that the patent could be extended is based on determinations made by the FDA, including a determination about the length of time that the FDA was conducting its regulatory review. The FDA has made a determination that the regulatory review exceeded five years. Although we, the patent holder or a third party may challenge a determination as to the length of time to extend the patent, the outcome of a challenge cannot be predicted. If the patent term were extended beyond our commercial launch of C-1073 for the treatment of PMD and if the extension were found to cover our use, we could be required to pay damages and would be unable to market C-1073 unless we obtained a license. Attempts to obtain a license have not been successful to date, and we may not be able to obtain a license on acceptable terms in the future, if at all.


To date, we own or have exclusively licensed one issued and two allowed United States patents and one patent application, in each case along with any corresponding foreign patents and/or applications. We also have five patent applications for uses of GR-II antagonists. We have applied, and will continue to apply, for patents covering our product candidates as we deem appropriate. Our patent applications may be challenged by third parties and our patent applications may not result in issued patents. Any issued patents on our own intellectual property may not provide us with adequate protection. Third-party patents may impair or block our ability to conduct our business. Third parties may independently develop products similar to our products, duplicate our unpatented products, or design around any patented products we develop.

If a third party were successful in asserting an infringement claim against us, we could be forced to pay damages and prevented from developing, manufacturing or marketing our potential products. A third party could require us to obtain a license to continue to use their intellectual property, and we may not be able to do so on commercially acceptable terms, or at all. We believe that significant litigation will continue in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources. Regardless of the merit of any particular claim, defending a lawsuit takes significant time, is expensive and diverts management's attention from other business.

If we are unable to protect our trade secrets and proprietary information, our ability to compete in the market could be diminished.

In addition to patents, we rely on a combination of confidentiality, nondisclosure and other contractual provisions, laws protecting trade secrets, and security measures to protect our trade secrets and proprietary information. Nevertheless, these measures may not adequately protect our trade secrets or other proprietary information. If they do not adequately protect our rights, third parties could use our proprietary information, which could diminish our ability to compete in the market. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our trade secrets and other proprietary information, and we may not have adequate remedies for the breach. We also realize that our trade secrets may become known through means not currently foreseen. Notwithstanding our efforts to protect our trade secrets and proprietary information, our competitors may independently develop similar or alternative products that are equal or superior to our product candidates without infringing on any of our proprietary information or trade secrets.

Our licensed patent is a use patent rather than a product patent, which increases the risk that physicians will prescribe another manufacturer's mifepristone for the treatment of PMD rather than C-1073.

We have an exclusive license from Stanford University to a patent covering the use of GR-II antagonists, including mifepristone, in the treatment of PMD. All of our patent applications and our additional licenses relate to use patents. The patents and patent applications we own or have exclusively licensed do not cover the composition of mifepristone or any other compound. Accordingly, we cannot prevent others from manufacturing or marketing mifepristone or any other GR-II antagonist. If others receive approval to manufacture and market mifepristone or any other GR-II antagonist, physicians could prescribe mifepristone or any other GR-II antagonist for PMD patients instead of C-1073. Although any such "off-label" use would violate our licensed patent, effectively monitoring compliance with our licensed patent will be difficult and costly.

Failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete.

We anticipate that our existing capital resources and the net proceeds from this offering will enable us to maintain currently planned operations through the next two years. However, our expectations are based on our current operating plan, which may change as a result of many factors. Consequently, we may need additional funding sooner than anticipated. We currently have no credit facility or committed sources of capital. Our inability to raise capital would harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our then-existing stockholders.

We have no manufacturing capabilities and we are dependent on third parties to manufacture C-1073 and any future products. If these manufacturers fail to meet our requirements, our product development and commercializing efforts may be delayed.

We currently have no experience in, and we do not own facilities for, manufacturing any products. We have a contract with an active pharmaceutical ingredient manufacturer of mifepristone, and one with a tablet manufacturer for C-1073 that we intend to provide us with commercial supplies. The active pharmaceutical ingredient manufacturer and the tablet manufacturer both will be single suppliers to us. In the event we are unable, for whatever reason, to obtain the active pharmaceutical ingredient or C-1073 tablets from our contract manufacturers, we may not be able to obtain alternate manufacturers in a timely manner, if at all.

Our suppliers and manufacturers must comply with the FDA's current Good Manufacturing Practices, or cGMP, regulations and guidelines. If the operations of any current or future supplier or manufacturer were to become unavailable for any reason, commercialization of C-1073 could be delayed or our revenues from product sales could be reduced.

We intend to use a different third-party manufacturer to produce commercial quantities of C-1073 than we are using in our clinical trials. The FDA requires us to conduct a study to demonstrate that the tablets used in our clinical trials are equivalent to the final commercial product. If we are unable to establish that the tablets are equivalent or if the FDA disagrees with the results of our study, commercial launch of C-1073 for the treatment of PMD would be delayed.

We may have substantial exposure to product liability claims and may not have adequate insurance to cover those claims.

We may be subject to product liability or other claims based on allegations that the use of our products has resulted in adverse effects, whether by participants in our clinical trials or by patients using our products. We may also be subject to liability based on claims that participants in our clinical trials or patients using our products lack the capacity to consent to receive C-1073. In addition, the active ingredient in C-1073 is used to terminate pregnancy. Therefore, necessary and strict precautions must be taken by clinicians using the drug in our clinical trials and, if approved by the FDA, physicians prescribing the drug to women with childbearing potential. The failure to observe these precautions could result in significant product claims.

We have only limited product liability insurance coverage. We intend to expand our product liability insurance coverage of any products for which we obtain marketing approval. However, this insurance may be prohibitively expensive or may not fully cover our potential liabilities. Our inability to obtain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of our products. Defending a lawsuit could be costly and significantly divert management's attention from conducting our business. If a third party successfully sues us for any injury caused by our products, our liability could exceed our total assets.

We have no sales and marketing staff and will need to develop marketing and sales capabilities to successfully commercialize C-1073 and any future uses of GR-II antagonists.

We have limited experience in marketing or selling pharmaceutical products and currently have no sales and marketing staff. To achieve commercial success for any approved product, we must either develop a sales and marketing force or enter into arrangements with others to market and sell our products. We currently plan to establish a small, specialty sales force to market and sell C-1073 in the United States for the treatment of PMD. However, our sales and marketing efforts may not be successful or cost-effective. In the event that the commercial launch of C-1073 is delayed due to FDA requirements or other reasons, we may establish a sales and marketing force too early relative to the launch of C-1073. This may be expensive, and our investment would be lost if the sales and marketing force could not be retained. If our efforts to develop a sales and marketing force are not successful, cost-effective and timely, we may not achieve profitability.

We will need to substantially increase our organization, and we may experience difficulties in managing growth.

We have experienced substantial growth in recent months which has strained our operations, product development and other managerial and operating resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To date, we have relied on a small management team, including a number of part-time contributors. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

     .   manage our research and development efforts effectively;

     .   manage our clinical trials effectively;

     . integrate additional management, administrative and sales and marketing personnel;

     . expand the capacity, scalability and performance of our management team;

     . develop our administrative, accounting and management information systems and controls; and

     .   hire and train additional qualified personnel.

We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our business.

If we are unable to obtain acceptable prices or adequate reimbursement for our products from third-party payors, we will be unable to generate significant revenues.


The continuing efforts of government and third-party payors to contain or reduce the costs of health care may limit our revenues. Our dependence on the commercial success of C-1073 alone makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, even if C-1073 or future product candidates are approved for commercial sale, unless government and other third-party payors provide adequate coverage and reimbursement for our products, physicians may not prescribe them. We intend to sell C-1073 directly to hospitals if we receive FDA approval. As a result, we will need to obtain approval from hospital formularies to receive wide-spread third-party reimbursement. If we fail to obtain that approval, we will be unable to generate significant revenues.


In some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost-control initiatives could decrease the price that we are able to receive for any products. Further, cost-control initiatives could impair or diminish our ability or incentive to commercialize our products. Our ability to commercialize pharmaceutical products may depend on the availability of reimbursement for our products from:

     .   government and health administration authorities;

     .   private health insurers; and

     .   other third-party payors, including Medicare and Medicaid.

We cannot predict the availability of reimbursement for newly-approved health care products.

We face competition from companies with substantial financial, technical and marketing resources, which could limit our future revenues from the commercialization of C-1073 for the treatment of PMD.

If approved for commercial use, C-1073 as a treatment for PMD will compete with established treatments, including ECT and combination drug therapy. While we are unaware of any other ongoing clinical trials, other companies may be developing new drug products to treat PMD. Our present and potential competitors include major pharmaceutical companies, as well as specialized pharmaceutical firms, universities and public and private research institutions. Moreover, we expect competition to intensify as technical advances are made. These competitors, either alone or with collaborative parties, may succeed with the development and commercialization of drug products that are superior and more cost-effective than C-1073. Many of our competitors and related private and public research and academic institutions have substantially greater experience, financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in developing drugs, obtaining regulatory approvals and manufacturing and marketing products.

Accordingly, our present or potential competitors may succeed in developing drug products that are superior to C-1073 and render C-1073 obsolete or non-competitive. If we are unable to establish C-1073 as a superior and cost-effective treatment for PMD, or any future use, we may be unable to generate the revenues necessary to support our business.

If we lose our key personnel or are unable to attract and retain additional skilled personnel, we may be unable to pursue our product development and commercialization efforts.


We depend substantially on the principal members of our management and scientific staff, including Joseph K. Belanoff, M.D., our Chief Executive Officer, and Robert L. Roe, M.D., our President. We do not have agreements with any of our executive officers that provide for their continued employment with us or employment insurance covering any of our key personnel. Any officer or employee can terminate his or her relationship with us at any time and work for one of our competitors. The loss of these key individuals could result in competitive harm because we could experience delays in our product research, development and commercialization efforts without their expertise.



Our ability to operate successfully and manage our potential future growth depends significantly upon retaining key research, technical, sales, marketing, managerial and financial personnel, and attracting and retaining additional highly qualified personnel in these areas. We face intense competition for such personnel from numerous companies, as well as universities and nonprofit research organizations in the highly competitive northern California business area. Although we believe that we have been successful in attracting and retaining qualified personnel to date, we may not be able to attract and retain sufficient qualified personnel in the future. The inability to attract and retain these personnel could result in delays in the research, development and commercialization of our potential products.



If we acquire other GR-II antagonists, we will incur a variety of costs and may never realize the anticipated benefits of the acquisition.



If appropriate opportunities become available, we may attempt to acquire other GR-II antagonists, particularly GR-II antagonists that do not terminate pregnancies. We currently have no commitments, agreements or plans for any acquisitions. The process of acquiring rights to another GR-II antagonist may result in unforeseen difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. In addition, we may fail to realize the anticipated benefits of any acquired GR-II antagonist. Future acquisitions could dilute your ownership interest in us and could cause us to incur debt, expose us to future liabilities and result in amortization or other expenses related to goodwill and other intangible assets.


The occurrence of a catastrophic disaster or other similar events could cause damage to our or our manufacturers' facilities and equipment, which could require us to cease or curtail operations.


Because our executive offices are located in the San Francisco Bay Area and our manufacturers are located in earthquake-prone areas, our business is vulnerable to damage from various types of disasters or other similarly disruptive events, including earthquake, fire, flood, power loss and communications failures. In addition, political considerations relating to mifepristone may put us and our manufacturers at increased risk for terrorist attacks, protests or other disruptive events. If any disaster or other similar event were to occur, we may not be able to operate our business and our manufacturers may not be able to produce our products. Our insurance may not be adequate to cover our losses resulting from disasters or other business interruptions.

Risks Related to this Offering



The market price of our common stock may experience extreme price and volume fluctuations.

The market prices for securities of life sciences companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     . the timing of commercialization of C-1073 and future product candidates;

     . announcements of technological innovations or new products by us or our competitors;

     . announcement of FDA approval or non-approval of our products or delays in the FDA review process;

     .   the success rate of our research efforts and clinical trials;

     . developments or disputes concerning patents or proprietary rights, including announcements of claims of infringement, interference or litigation against us or our licensors;

     . announcements concerning our competitors, or the biotechnology, specialty pharmaceutical or pharmaceutical industry in general;

     . public concerns as to the safety of C-1073 and future product candidates or our competitors' products;

     . changes in the reimbursement policies of third-party insurance companies or government agencies;

     .   actual or anticipated fluctuations in our operating results;

     . changes in financial estimates or recommendations by securities analysts;

     .   sales of large blocks of our common stock;

     .   political considerations relating to mifepristone;


     . the absence of a public market for our securities prior to this offering;


     .   changes in accounting principles; and

     .   the loss of any of our key scientific or management personnel.




Significant volatility may lead to securities class action litigation against us. Whether or not meritorious, litigation brought against us could result in substantial costs and a diversion of management's attention and resources. Our insurance to cover claims of this sort may not be adequate.


If our existing stockholders sell a substantial number of shares of our common stock in the public market, our stock price may decline.


After this offering, we will have outstanding 23,935,270 shares of common stock. Of these shares, the 4,500,000 shares being offered in this offering will be freely tradable under federal and state securities laws. Our directors, executive officers and substantially all of our stockholders have agreed that they will not sell or otherwise dispose of any shares of our common stock without the prior written consent of U.S. Bancorp Piper Jaffray for a period of at least 180 days after the effective date of the registration statement of which this prospectus is a part. However, U.S. Bancorp Piper Jaffray may, in its sole discretion release all or any portion of the common stock from the restrictions of the lock-up agreements. 16,330,055 of the 19,435,270 shares of our common stock that are not being sold in this offering but which were outstanding as of December 31, 2001 will be eligible for sale in the public market 180 days after the effective date, and the 3,105,215 shares beneficially owned by the selling stockholder will be eligible for sale one year after the effective date, under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations.



In addition, of the 268,398 shares issuable upon exercise of options to purchase our common stock outstanding as of January 22, 2002, approximately 139,828 shares will be vested and eligible for sale 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following this offering, see "Shares Eligible for Future Sale." In the future, we may issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and to raise capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time.



Our officers, directors and principal stockholders will control 73% of our common stock and will be able to significantly influence corporate actions.



After this offering, our officers, directors and principal stockholders will control approximately 73% of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders. See "Principal Stockholders" for details of our stock ownership.



Anti-takeover provisions in our charter, bylaws and under Delaware law may make an acquisition of us or a change in our management more difficult, even if an acquisition or a management change would be beneficial to our stockholders.



Provisions in our certificate of incorporation and bylaws as in effect immediately after this offering may delay or prevent a change in our management. Some of these provisions divide our board into three classes with only a portion of our directors subject to election at each annual meeting, allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors and prohibit stockholders from acting by written consent. In addition, a supermajority vote of stockholders is required to amend our bylaws. Our bylaws provide that special meetings of the stockholders may be called only by our Chairman, President or the board of directors and that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may prevent or delay a change in our board of directors or our management, which is appointed by our board of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.


We may spend a substantial portion of the net proceeds of this offering in ways that do not yield a favorable return.

We have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We cannot assure you that the proceeds will be applied in a manner that yields a favorable return.

The book value of the shares investors purchase in this offering will be substantially less than the price that investors pay for the shares, and if a liquidation were to occur, investors might receive significantly less than the purchase price the investors paid for the shares.


The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $11.79 in net tangible book value per share of common stock, based on an assumed initial public offering price of $15.00 per share. Investors will incur additional dilution upon the exercise of outstanding stock options. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See "Dilution" for a more detailed discussion of the dilution new investors will incur in this offering.

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     . the progress of our research, development and clinical programs and timing of the introduction of C-1073 and future product candidates;

     . our ability to market, commercialize and achieve market acceptance for C-1073 or other future product candidates;

     .   our estimates for future performance; and

     . our estimates regarding our capital requirements and our needs for additional financing.

In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update such forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of 4,000,000 shares of common stock that we are selling in this offering will be approximately $54.5 million based on an assumed initial public offering price of $15.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $62.9 million. We will not receive any proceeds from the sale of common stock by the selling stockholder.



We intend to use the net proceeds of this offering to fund our operations, including approximately $40.0 million for clinical trials, preclinical testing and other research and development activities, approximately $14.0 million for selling and general and administrative expenses and the remainder for working capital and other general corporate purposes.


The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues, expenses and the other factors described under "Risk Factors." We may also use a portion of the proceeds for the acquisition of, or investment in, technologies or products that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions. In addition, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

Since our incorporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business.

                                CAPITALIZATION




The following table sets forth our capitalization as of December 31, 2001 on an actual and pro forma as adjusted basis. This table does not include:



     . 232,398 shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $0.24 per share and 36,000 shares issuable upon exercise of an option granted in January 2002 outside of our option plans with an exercise price of $0.008 per share;



     . 2,400,000 shares reserved for future issuance under our stock option plans; and



     . 32,133 shares of our common stock issuable upon conversion of a promissory note at the election of the holder following the completion of this offering at a price per share equal to the assumed initial public offering price of $15.00 per share.


This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the financial statements and related notes included elsewhere in this prospectus.


                                                      As of December 31, 2001
                                                     ------------------------
                                                                   Pro Forma
                                                       Actual     As Adjusted
                                                     -----------  -----------
                                                                  (unaudited)
  Cash and cash equivalents......................... $22,979,740  $77,479,740
                                                     ===========  ===========

  Convertible note payable.......................... $   462,929  $   462,929

  Stockholders' equity (deficit):
    Preferred stock, $0.00001 par value, 10,000,000
     shares authorized, actual and pro forma as
     adjusted; 5,095,654 shares issued and
     outstanding, actual; no shares issued and
     outstanding pro forma as adjusted..............          51
    Common stock, $0.00001 par value, 140,000,000
     shares authorized, actual and pro forma as
     adjusted; 11,374,227 shares issued and
     outstanding, actual; 23,935,270 shares issued
     and outstanding pro forma as adjusted..........         114          244
  Additional paid-in capital........................  41,321,742   95,821,663
  Stockholder notes receivable......................    (438,165)    (438,165)
  Deferred compensation.............................  (8,591,917)  (8,591,917)
  Deficit accumulated during the development stage..  (9,916,114)  (9,916,114)
                                                     -----------  -----------
     Total stockholders' equity.....................  22,375,711   76,875,711
                                                     -----------  -----------
         Total capitalization....................... $22,838,640  $77,338,640
                                                     ===========  ===========



The pro forma as adjusted information gives effect to the sale in this offering of 4,000,000 shares of common stock at an assumed initial public offering price of $15.00, less underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information also assumes the conversion of all preferred stock into 8,561,043 shares of common stock immediately prior to the completion of this offering.

                                   DILUTION


The pro forma net tangible book value of our common stock as of December 31, 2001 was $22.4 million, or approximately $1.12 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities divided by the number of shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering.



After giving effect to the sale by us of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2001 would have been $76.9 million, or approximately $3.21 per share. This represents an immediate increase in pro forma net tangible book value of $2.09 per share to existing stockholders and an immediate dilution of $11.79 per share to new investors purchasing our common stock in this offering.


The following table illustrates the per share dilution to new investors:


   Assumed initial public offering price per share.............       $15.00
      Pro forma net tangible book value per share as of
        December 31, 2001...................................... $1.12
      Increase in pro forma net tangible book value per share
        attributable to this offering..........................  2.09
                                                                -----
   Adjusted pro forma net tangible book value per share after
     this offering.............................................         3.21
                                                                      ------
   Dilution in per share to new investors in this offering.....       $11.79
                                                                      ======



The following table summarizes, on a pro forma as adjusted basis as of December 31, 2001, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $15.00 per share.




                                                   Shares Purchased  Total Consideration
                                                  -----------------  ------------------  Average Price
                                                    Number   Percent   Amount    Percent   Per Share
                                                  ---------- ------- ----------- ------- -------------
Existing stockholders............................ 19,935,270    83%  $30,345,397    36%     $ 1.52
New investors....................................  4,000,000    17%   54,500,000    64      $13.63
                                                  ----------   ---   -----------   ---
   Total......................................... 23,935,270   100%  $84,845,397   100%
                                                  ==========   ===   ===========   ===



If the underwriters' over-allotment option is exercised in full, the number of shares held by the new investors will be increased to 4,675,000, or approximately 19% of the total numbers of shares of our common stock outstanding after this offering.



The existing stockholder amounts in the table above have been calculated on a pro forma basis, which includes shares outstanding as of December 31, 2001, but excludes:



     . 232,398 shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $0.24 per share and 36,000 shares issuable upon exercise of an option granted in January 2002 outside of our option plans with an exercise price of $0.008 per share;



     . 2,400,000 shares reserved for future issuance under our stock option plans; and



     . 32,133 shares of our common stock issuable upon conversion of a promissory note at the election of the holder following the completion of this offering at a price per share equal to the assumed initial public offering price of $15.00 per share.



After this offering and assuming the exercise in full of all options outstanding and exercisable as of December 31, 2001, our pro forma net tangible book value per share as of December 31, 2001 would be $3.18 per share, representing an immediate increase in net tangible book value of $2.05 per share to existing stockholders and an immediate dilution in net tangible book value of $11.82 per share to new investors.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)


The selected financial data set forth below are derived from our financial statements. The statements of operations data for the years ended December 31, 1999, 2000, and 2001 and for the period from inception (May 13, 1998) through December 31, 2001, and the balance sheet data as of December 31, 2000 and 2001 are derived from our audited financial statements included in this prospectus. The selected financial data set forth below should be read in conjunction with our financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                                                Period from
                                                                                 inception
                                                                                  (May 13,
                                                      Years Ended December 31,    1998) to
                                                      ------------------------  December 31,
                                                       1999    2000     2001        2001
                                                      ------  -------  -------  ------------
Statements of Operations Data:
Operating expenses:
   Research and development*......................... $  140  $ 1,319  $ 6,009    $  7,468
   General and administrative*.......................    174      577    2,292       3,054
                                                      ------  -------  -------    --------
       Total operating expenses......................    314    1,896    8,301      10,522
                                                      ------  -------  -------    --------
Loss from operations.................................   (314)  (1,896)  (8,301)    (10,522)
Interest and other income, net.......................      4       50      552         606
                                                      ------  -------  -------    --------
Net loss............................................. $ (310) $(1,846) $(7,749)   $ (9,916)
                                                      ======  =======  =======    ========
Net loss per share
   Basic and diluted................................. $(0.09) $ (0.33) $ (1.08)
                                                      ======  =======  =======
   Weighted average shares--basic and diluted........  3,544    5,600    7,201
                                                      ======  =======  =======

Pro forma net loss per share
   Basic and diluted................................. $(0.04) $ (0.15) $ (0.52)
                                                      ======  =======  =======
   Weighted average shares--basic and diluted........  8,673   12,086   14,994
                                                      ======  =======  =======

* Includes stock-based compensation of the following:
   Research and development.......................... $    7  $    90  $ 1,169    $  1,266
   General and administrative........................     --       --      680         680
                                                      ------  -------  -------    --------
   Total stock-based compensation.................... $    7  $    90  $ 1,849    $  1,946
                                                      ======  =======  =======    ========



                                                             As of December 31,
                                                            --------------------
                                                            1999  2000    2001
                                                            ---- ------  -------
Balance Sheet Data:
Cash and cash equivalents.................................. $416 $1,000  $22,980
Working capital............................................  375   (227)  22,224
Total assets...............................................  421  1,046   24,259
Long-term liabilities......................................   --     --      463
Total stockholders' equity (net capital deficiency)........  379   (196)  22,376

- -------------------------------

Pro forma net loss per share is based upon the historical weighted average shares of common stock issuable upon conversion of the outstanding preferred stock and the expiration of repurchase rights upon completion of the initial public offering. See note 8 of the notes to the financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of selected factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. We believe that the section entitled "Risk Factors" includes all material risks that could harm our business.

Overview

We are a pharmaceutical company developing medications for the treatment of severe psychiatric and neurological diseases. Since our inception in May 1998, our activities have primarily been associated with the development of our lead product, C-1073, for the treatment of PMD. We have been granted fast track status by the FDA with respect to C-1073 and it is currently in Phase III clinical trials. The trials are being conducted in more than 25 clinical sites and we expect to complete the analysis of the first Phase III trial by the end of 2002 and of the second phase by the end of 2003. Specifically, our activities have included:

     .   product development;

     .   designing, funding and overseeing clinical trials;

     .   regulatory and clinical affairs; and

     .   intellectual property prosecution and expansion.

Historically, we have financed our operations and internal growth primarily through private placements of preferred stock rather than through collaborative or partnership agreements. Therefore we have no research funding or collaborative payments payable to us nor have we received any payments which are refundable or subject to performance milestones.


We have incurred significant losses since our inception because we have not generated any revenues. As of December 31, 2001 we had a deficit accumulated during the development stage of $9,916,114. Our historical operating losses have resulted principally from our research and development activities, including Phase III and Phase II clinical trial activities for C-1073, and general and administrative expenses. We expect to continue to incur net losses over the next several years as we complete our C-1073 clinical trials, apply for regulatory approvals, expand development of GR-II antagonists for new indications, acquire and develop treatments in other therapeutic areas, establish sales and marketing capabilities and expand our operations. We expect that our financial results will fluctuate from quarter to quarter and that such fluctuations may be substantial and will vary dependent on many factors, including:


     . the number of patients enrolled in clinical trials in each reporting period;

     .   the progress of C-1073 in the regulatory process;

     . the development and commercialization of C-1073 and other GR-II antagonists for additional indications;

     .   acquisitions or in-licensing of other treatments;

     .   our investment in manufacturing set-up and capacity availability; and

     . development of a sales and marketing staff and initial sales activities if C-1073 is approved for commercialization.

Our business is subject to significant risks, including the risks inherent in our research and development efforts, the results of the C-1073 clinical trials, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process and competition from other products. Our ability to successfully generate revenue in the foreseeable future is dependent upon our ability, alone or with others, to develop, obtain regulatory approval, manufacture and market our lead product.

Deferred Stock-Based Compensation

Deferred stock-based compensation arises from the granting of stock options to employees and directors as well as non-employees.


We recorded deferred stock-based compensation of approximately $10,225,000, $248,000 and $65,000 for the years ended December 31, 2001, 2000 and 1999, respectively. We recognized stock-based compensation expense of approximately $1,849,000, $90,000 and $7,000 for the years ended December 31, 2001, 2000 and
1999, respectively. Such expenses are allocated to research and development or general and administrative costs based upon the function of the individual receiving the stock-based compensation. We expect that our total deferred stock-based compensation expense will be approximately $4.1 million, $2.3 million, $1.3 million, $0.7 million and $0.2 million for the years ending December 31, 2002, 2003, 2004, 2005 and 2006, respectively.



Employee and Director Option Grants. Deferred stock-based compensation related to option grants to employees and directors represents the difference between the exercise price of an option and the deemed fair value of our common stock on the date of the grant. We recognized stock-based compensation expense related to option grants to employees and directors of approximately $1,533,000, $8,000 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively. Such amounts are included as a reduction of stockholders' equity and are being amortized to expense using the graded vesting method over the vesting period of the underlying options, generally five years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than the straight-line method.





Non-employee Option Grants. Deferred stock-based compensation related to option grants to non-employees represents the difference between the exercise price of an option and the fair value of our common stock on the date that these options vest. We recognized stock-based compensation expense related to option grants to non-employees of approximately $316,000, $82,000 and $7,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Such amounts are recorded as expenses in the periods these options vest.


Results of Operations


Years Ended December 31, 2001 and 2000



Total Revenues. We generated no revenues during the year ended December 31, 2001 or the year ended December 31, 2000.



Research and Development. Research and development expenses increased 355% to $6,008,986 for the year ended December 31, 2001, from $1,319,453 for the year ended December 31 , 2000. This increase of $4,689,533 was primarily due to increases in non-cash stock-based compensation of $1,078,378, expenses related to stock issued below fair value of $511,813, clinical trial expenses of $1,914,395, costs associated with purchasing clinical supplies and developing manufacturing capacity of $741,422 and consulting fees of $413,701. We expect that research and development expenditures will continue to increase substantially during 2002 and subsequent years due to the continuation and expansion of Phase III trials for C-1073, the expansion of C-1073 pharmaceutical development for other indications and additional study expenditures for new product candidates. We expect to continue to expand the scope of our research and development programs in future periods which may result in substantial increases in research and development expenses. Research and development expenses include the personnel costs related to our development activities and clinical trial preparations, enrollment and monitoring expenses, any regulatory matters, patent expenses and the costs of manufacturing development.

Many factors can affect the cost and timing of our trials including inconclusive results requiring additional clinical trials, slow patient enrollment, adverse side effects among patients and real or perceived lack of effectiveness or safety of our trials. In addition, the development of all of our products will be subject to extensive governmental regulation. These factors make it difficult for us to predict the timing and costs of the approval of our products.


General and Administrative. General and administrative expenses increased 297% to $2,292,159 for the year ended December 31, 2001, from $576,683 for the year ended December 31, 2000. This increase of $1,715,476 was primarily due to non-cash stock-based compensation of $680,158, payroll and fees associated with increases in staffing of $449,671, professional fees of $227,914 and rent on facilities of $150,039. We expect that general and administrative expenditures will continue to increase during 2002 and subsequent years due to increasing payroll, commercialization efforts, business development costs associated with growth in our market research, and expanded operational infrastructure. An increase in general and administrative expenses is also expected to accompany our infrastructure growth associated with our public company reporting activities. General and administrative expenses consist primarily of the costs of administrative personnel and related facility costs along with legal, accounting and professional fees.



Interest and Other Income, net. Interest and other income, net increased to $600,420 for the year ended December 31, 2001 from $53,616 for the year ended December 31, 2000. The increase was principally attributable to higher average cash and cash equivalents balances during the year ended December 31, 2001 as compared to the year ended December 31, 2000.



Interest Expense. Interest expense of $48,113 for the year ended December 31, 2001 primarily represents interest on $1,050,000 of convertible promissory notes with several investors in addition to interest on a $462,929 convertible note issued to support research activities. Interest expense during the year ended December 31, 2000 totaled $3,646.


Years Ended December 31, 2000 and 1999

Total Revenues. We generated no revenues during the year ended December 31, 2000 or the year ended December 31, 1999.

Research and Development. Research and development expenses increased 843% to $1,319,453 for the year ended December 31, 2000, from $139,977 for the year ended December 31, 1999. This increase of $1,179,476 primarily resulted from increases due to the initiation of clinical trials, increases in consulting fees and patent costs of $984,574.

General and Administrative. General and administrative expenses increased 232% to $576,683 for the year ended December 31, 2000, from $173,542 for the year ended December 31, 1999. This increase of $403,141 was primarily due to payroll and fees associated with increases in staffing, legal fees and rent on new facilities of $304,156.


Interest and Other Income, net. Interest and other income, net increased to $53,616 for the year ended December 31, 2000 from $4,839 for the year ended December 31, 1999. The increase was principally attributable to higher average cash and cash equivalents balances during the year ended December 31, 2000 as compared to the year ended December 31, 1999.

Interest Expense. Interest expense of $3,646 for the year ended December 31, 2000 represents interest on $900,000 convertible promissory notes with several investors. Interest expense of $1,382 for the year ended December 31, 1999 primarily represents interest on $30,000 of convertible promissory notes issued to investors.

Years Ended December 31, 1999 and 1998

We generated no revenue and incurred total expenses of $11,048 in the year ended December 31, 1998. Due to immateriality, no comparison is presented for this period.

Quarterly Results of Operations


The following tables present our quarterly results of operations for the four quarters of fiscal 2001 and 2000. The information for these quarters is unaudited but has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes. These operating results are not necessarily indicative of the results of any future period. All expense categories below include stock-based compensation.



                                                     Three Months Ended
                          ------------------------------------------------------------------------
                          Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31,
                            2000     2000     2000      2000     2001     2001     2001      2001
                          -------- -------- --------- -------- -------- -------- --------- --------
                                                       (in thousands)
Operating expenses:
   Research and
     development.........  $ 113    $ 262     $ 467    $ 477    $ 485   $ 1,373    $ 600   $ 3,551
   General and
     administrative......     94      128       152      203      295       502      332     1,163
                           -----    -----     -----    -----    -----   -------    -----   -------
Total operating expenses.    207      390       619      680      780     1,875      932     4,714
                           -----    -----     -----    -----    -----   -------    -----   -------
Operating loss...........   (207)    (390)     (619)    (680)    (780)   (1,875)    (932)   (4,714)
Interest and other income
  (expense), net.........     13       17        15        5      (10)      158      243       161
                           -----    -----     -----    -----    -----   -------    -----   -------
Net loss.................  $(194)   $(373)    $(604)   $(675)   $(790)  $(1,717)   $(689)  $(4,553)
                           =====    =====     =====    =====    =====   =======    =====   =======


In the past, our quarterly operating results have varied significantly and we expect these fluctuations to continue. Future operating results may vary depending on a number of factors, many of which are outside of our control.

Liquidity and Capital Resources


We have incurred annual operating losses since inception, and at December 31, 2001, we had incurred a deficit accumulated during the development stage of $9,916,114. Since our inception, we have relied primarily on the proceeds from private placements of preferred stock to fund our operations.



At December 31, 2001 we had cash and cash equivalents of $22,979,740, compared to $1,000,395 at December 31, 2000 and $416,359 at December 31, 1999. Net cash used in operating activities for the years ended December 31, 2001, 2000 and 1999 was $5,430,382, $1,468,349 and $264,588, respectively. The increase resulted from the increase in the number and size of our C-1073 trials and general expansion of our operations. Net cash used in investing activities for the years ended December 31, 2001, 2000 and 1999 was $14,087, $28,380 and
$4,464,
respectively. Net cash provided by financing activities for the years ended December 31, 2001, 2000 and 1999 was $27,423,814, $2,080,765 and $655,948,
respectively. The net cash provided by financing activities was primarily attributable to the sale of preferred stock.


We believe that the net proceeds from this offering, together with our current cash balances and interest thereon, will be sufficient to complete our ongoing and planned clinical trials reflected in the description of business, to conduct appropriate development studies and to satisfy our other anticipated cash needs for operating expenses for at least the next two years. However, we cannot be certain that additional funding will not be required and, if required, will be available on acceptable terms, or at all. Further any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish rights to certain of our technologies or lead product that we would otherwise seek to develop on our own.

Quantitative and Qualitative Disclosures About Market Risk


The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. As of December 31, 2001, our cash and cash equivalents consisted primarily of money market funds maintained at one major U.S. financial institution. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities. Therefore, no quantitative tabular disclosure is required.


Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." We are required to adopt FAS 133 for the year ending December 31, 2001. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We currently hold no derivative financial instruments and do not currently engage in hedging activities. The adoption of FAS 133 has not had a material impact on our financial position or results of operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB 25 and, among other issues, clarifies the following: the definition of an employee for the purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The adoption of certain of the conclusions of FIN 44 covering events occurring during the period after December 15, 1998 or January 12, 2000 and the adoption of FIN 44 on July 1, 2000 did not have a material effect on our financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

FAS 141 supercedes Accounting Principles Board Opinion No. 16, "Business Combinations." The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). FAS 142 supercedes Accounting Principles Board Opinion No. 17, "Intangible Assets." FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to business combinations (i.e., the postacquisition accounting). The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001; however, certain provisions of this new standard may also apply to any acquisitions concluded subsequent to June 30, 2001. The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, and (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

We are required to adopt FAS 141 and FAS 142 on a prospective basis as of January 1, 2002; however, certain provisions of these new standards may also apply to any acquisitions concluded subsequent to June 30, 2001. The adoption of these standards is not expected to have a material impact on our financial position or results of operations.

                                   BUSINESS

Overview

We are a pharmaceutical company engaged in the development of drugs for the treatment of severe psychiatric and neurological diseases. Our current focus is on the development of drugs for disorders that are associated with a steroid hormone called cortisol. Elevated levels and abnormal release patterns of cortisol have been implicated in a broad range of human disorders. Our scientific founders are responsible for many of the critical discoveries illustrating the link between psychiatric and neurological disorders and aberrant cortisol and we have a broad intellectual property portfolio in this area.

Our lead product in development, C-1073, has been granted "fast track" status by the FDA and is currently in Phase III clinical trials for the treatment of psychotic major depression. C-1073, also known as mifepristone, modulates the effect of cortisol by selectively blocking the binding of cortisol to one of its two known receptors.


Psychotic major depression, or PMD, is a serious psychiatric disorder that is more prevalent than either schizophrenia or manic depressive illness. The disorder is characterized by severe depression accompanied by delusions and/or hallucinations. People with PMD are approximately 70 times more likely to commit suicide in their lifetime than the general population and often require lengthy and expensive hospital stays ranging from three to five weeks.


There is no FDA-approved treatment for PMD. However, there are two treatment approaches for PMD currently used by psychiatrists, electroconvulsive therapy, or ECT, which involves passing an electrical current through the brain until the patient has a seizure and combination drug therapy, which involves the simultaneous use of antidepressant and antipsychotic medications. Both ECT and combination drug therapy often have significant adverse side effects.

We have exclusively licensed the patent for the treatment of PMD. We also own or have exclusively licensed allowed patents or patent applications relating to the treatment of several disorders that we believe also result from prolonged exposure to elevated cortisol. These include early dementia, mild cognitive impairment, psychosis associated with cocaine addiction, delirium, Down's syndrome, post-traumatic stress disorder, weight gain following treatment with antipsychotic medication and for modulation of the blood-brain barrier. We are currently investigating additional indications such as Alzheimer's disease, a form of dementia, that may benefit from treatment with a drug that blocks the GR-II receptor.

The Role of Cortisol in Disease

Cortisol is a steroid hormone that plays a significant role in the way the body reacts to stressful conditions and is essential for survival. Cortisol significantly influences metabolism, exerts a clinically useful anti-inflammatory effect and contributes to emotional stability. Insufficient levels of cortisol may lead to dehydration, hypotension, shock, fatigue, low resistance to trauma, infection, stress and hypoglycemia. Excessive levels of cortisol may lead to edema, hypertension, fatigue and impaired glucose tolerance.

Elevated levels and abnormal release patterns of cortisol have also been linked to a broad range of psychiatric and neurological conditions, such as nervousness, insomnia and mood changes. Cognition, including attention, concentration and memory, are negatively influenced by elevated levels and abnormal release patterns of cortisol. Elevated levels of cortisol are also directly neurotoxic and may accelerate the dementia process in patients with cognitive disorders such as Alzheimer's disease.

Many studies have shown that PMD patients have particularly elevated levels and abnormal release patterns of cortisol. More than fifteen years ago, one of our scientific co-founders postulated that elevated levels of cortisol in PMD patients produce elevated levels of dopamine, an important chemical substance found in the brain. Elevated dopamine has been implicated in both delusional thinking and hallucinations. This was a clinically relevant hypothesis because it led to the concept that antipsychotic medications, which act by blocking dopamine, in combination with antidepressant medications, could be useful in treating PMD. The hypothesis also led to the concept that by regulating the level and release patterns of cortisol, one could normalize dopamine levels in the brain, which may, in turn, ameliorate the symptoms of PMD. In addition to cortisol's effect on dopamine levels, research has shown that prolonged elevated cortisol may also play a direct role in causing the symptoms of PMD.

The challenge in regulating levels of cortisol, however, is that the hormone is needed at some level for natural processes in the human body. Destroying the ability of the body to make cortisol or to drastically reduce its presence would result in serious detrimental effects. To have a viable therapeutic effect, a compound must be able to selectively modulate cortisol effects.

Glucocorticoid Receptor Antagonists

Cortisol is produced by the adrenal glands and is carried in the bloodstream to the brain, where it directly influences neurological function. In the early 1990s it was found that, in the brain, cortisol binds to two receptors, Glucocorticoid Receptor I and Glucocorticoid Receptor II, also known as GR-I and GR-II. GR-I is a high-affinity receptor that is involved in the routine functions of cortisol. Its binding sites are filled with cortisol nearly all the time. In general, GR-II binding sites do not fill until levels of cortisol become elevated. Short-term activation of GR-II has benefits, which include helping the individual be more alert and better able to function under stressful conditions. Long-term activation of GR-II, however, has been shown to have significant toxicity and appears to be linked to multiple psychiatric disease states, particularly PMD. The action of cortisol can be prevented by the use of blockers, or antagonists, that prevent the binding of the hormone to its receptors. These antagonists, referred to as glucocorticoid receptor antagonists, may prevent the undesirable effects of elevated levels and abnormal release patterns of cortisol.

Our lead product, C-1073, works by selectively blocking the binding of cortisol to GR-II while not affecting GR-I. The discovery that the brain had high affinity and low affinity receptors for cortisol was critical to our scientific approach in treating PMD because it allowed for a specific target for a potential therapeutic. Because of its selective affinity, we believe that C-1073 can have a therapeutic benefit by modulating the effects of aberrant cortisol without compromising the necessary normal functions of cortisol.

Overview of Psychotic Major Depression

PMD is a serious psychiatric disease in which a patient suffers from severe depression accompanied by delusions and/or hallucinations. These psychotic features typically develop after the onset of a depressed mood, but may develop concurrently as well. Once psychotic symptoms occur, they usually reappear with each subsequent depressive episode. When the patient's mood returns to normal the psychosis also resolves.

PMD is not a simple combination of psychosis and depression, but rather a complex interaction between a predisposition to become psychotic and a predisposition to become severely depressed. In addition to psychosis, clinical features that distinguish psychotic from nonpsychotic depression include elevated levels and abnormal release patterns of cortisol, motor abnormalities, a substantially higher suicide rate, more prominent sleep abnormalities and more potential for gross brain injury.


Data from the most recent congressionally mandated study, the National Co-Morbidity Survey (1994) and the Textbook of Psychopharmacology published by the American Psychiatric Press indicate that each year, approximately 10% of the United States population aged 15 to 54 years and 20% of the United States population aged 55 years or older, or over 20 million people in total, experience a major depressive episode. Of those people, many surveys show that approximately 15%, or over three million people, have PMD. Most PMD patients suffer their first episode of depression between the ages of 30 and 40 and the majority will experience more than a single episode in their lifetime.

We believe that people afflicted with PMD are, as a group, underrecognized and undertreated due to:

     . reluctance on the part of people with PMD to accurately report their psychotic symptoms;

     .   misdiagnosis of the disease by primary care physicians;

     . reluctance of patients and their families to be associated with the stigma of hospitalization for psychiatric care; and

     .   adverse side effects associated with current treatments for PMD.

Current Treatments for PMD

There are two treatment approaches for PMD currently used by psychiatrists, ECT and combination drug therapy. Neither of these treatments has been approved by the FDA for PMD and both approaches can have slow onsets of action and debilitating side effects.

Of the two approaches, the more effective treatment for PMD is ECT. ECT involves passing an electrical current through the brain until the patient has a seizure. Approximately 100,000 patients receive ECT each year in the United States, with each patient requiring approximately six to twelve procedures over three to five weeks. ECT is administered while the patient is under general anesthesia. The administration of ECT requires the use of an operating room, as well as the participation of a psychiatrist, an anesthesiologist and a nurse. General anesthesia and muscle relaxants are necessary in order to avoid fractures of the spine that otherwise could result from the seizures caused by ECT. Although ECT provides a reduction in depressive and psychotic symptoms, the procedure can result in cognitive impairment, including permanent memory loss, cardiovascular complications, headache, muscle ache and nausea, in addition to complications that can arise from general anesthesia.

An alternative treatment for PMD is combination drug therapy. Combination drug therapy is the simultaneous administration of an antipsychotic drug, such as olanzapine, haloperidol or chlorpromazine, and an antidepressant drug, such as fluoxetine or imipramine. Combination drug therapy, although not approved by the FDA as a treatment for PMD, is used because PMD patients typically have a poor response to standard antidepressant or antipsychotic therapy alone. Combination drug therapy often requires three weeks or more before patients show improvement in their condition. Combination drug therapy is also associated with significant adverse effects such as sexual dysfunction, sedation, weight gain and permanent movement disorders.

Because a therapeutic response to ECT and combination drug therapy does not occur for several weeks, both approaches often require lengthy and expensive hospital stays. Consequently, we believe there is a significant need for a safe, fast-acting and more effective treatment for PMD. We believe that C-1073 will provide a superior treatment approach and enable PMD patients to regain normal function more quickly and with fewer troubling side effects than either ECT or combination drug therapy.

C-1073 for the Treatment of PMD

We are developing C-1073 as an oral treatment for PMD patients. C-1073 is a GR-II antagonist that appears to mitigate the elevated and abnormal release patterns of cortisol in PMD patients. We intend C-1073 to be a once-daily treatment given to patients over seven consecutive days in a hospital setting.

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

C-1073 Clinical Trials

Phase II Clinical Trials. In January 2001, we completed a Phase II clinical trial evaluating the efficacy, tolerability and dose response of C-1073 for the treatment of PMD. The trial was an "open label" trial, or a trial in which only one treatment, and no placebo, was administered. Treatment with C-1073 was assessed in 30 patients with PMD at six academic centers. The patients were randomly assigned to receive once-daily dosages of C-1073 in either a low dose (50 mg) or one of two higher doses (600 mg or 1,200 mg) over seven consecutive days.

The patients remained hospitalized if clinically necessary during the week-long trial. Patients who had been taking antidepressant and/or antipsychotic medications regularly prior to the trial were allowed to continue taking those medications during the trial. The patients were between 23 and 74 years old and none had an unstable medical problem. Pregnant women were not allowed to participate in the trial, nor were patients who had recently taken illicit drugs or who consumed more than two alcoholic drinks daily.

Psychiatric rating scales that are widely used in clinical trials to support regulatory approval of new antipsychotic and antidepressant medications were used to assess the efficacy of C-1073 for the treatment of PMD. These include the:

     . BPRS: The Brief Psychiatric Rating Scale is an 18-item instrument to assess psychopathology. It incorporates a range of psychiatric symptoms, including anxiety, depression, guilt, hostility and suicidality. Each of the 18 symptoms is scored on a numeric scale ranging from 1 (not present) to 7 (extremely severe).

     . BPRS Positive Symptom Subscale: This subscale is based on four items of the BPRS and measures a patient's conceptual disorganization, suspiciousness, hallucinatory behavior and unusual thought content.

     . HAM-D-21: This is a 21-item instrument designed to measure the severity of a number of depressive symptoms such as insomnia, depressed mood, concentration, ability to experience pleasure, and agitation. Each question has 3 to 5 possible responses, with associated scores ranging from 0 to 4. The total score is calculated from all 21 items.

Baseline scores for the BPRS, the positive symptom subscale of the BPRS and the HAM-D scale were obtained for each of the patients immediately before the trial began. An identical three-component evaluation was repeated after three and seven days of treatment. A favorable response was defined as a 30% reduction in the BPRS and a 50% reduction in the BPRS positive symptom subscale and HAM-D.

The scores taken after seven days of treatment revealed clinically meaningful reductions in psychosis and depression for patients in the 600 mg and 1,200 mg treatment groups. Efficacy results in these patients are shown in the table below.


                                                                                   600 mg and
                                                                                  1,200 mg Dose
                                             50 mg Dose 600 mg Dose 1,200 mg Dose    Groups
                                               Group       Group        Group       Combined
                                             ---------- ----------- ------------- -------------
30% or greater reduction in BPRS............ 4/11 (36%) 7/10 (70%)    6/9 (67%)    13/19 (68%)

50% or greater reduction in positive symptom
  subscale of BPRS.......................... 3/11 (27%) 6/10 (60%)    6/9 (67%)    12/19 (63%)

50% or greater reduction in Ham-D scale..... 2/11 (18%) 5/10 (50%)    3/9 (33%)     8/19 (42%)

Although results were similar in the 600 mg and 1,200 mg dose groups, there was an apparent dose-response relationship when the results of the 50 mg group were compared to the two higher dose groups. Sixty-eight percent of patients in the higher dose groups (600 mg and 1,200 mg combined) had a clinically meaningful reduction in psychotic symptoms, measured by the BPRS, compared to 36% in the 50 mg group. The items in the BPRS that are most specific to PMD are contained in the BPRS positive symptom subscale. Every PMD patient experiences one or more of these symptoms. Over 60% of patients in the higher dosage groups had a 50% or greater reduction in the positive symptom subscale within one week of treatment. This is a clinically meaningful reduction in symptoms that would be readily recognized by patients, family members, physicians and hospital staff.

Similarly, 42% of patients in the combined high-dose groups had a clinically meaningful reduction in depressive symptoms, measured by the HAM-D scale, compared to 18% in the low-dose group. Patients with a positive treatment response were discharged from the hospital in seven days or less. In addition, none of the patients in the trial experienced clinically consequential side effects and none dropped out of the trial due to side effects. Three patients in the high-dosage group reported uterine cramping and one patient in the low-dosage group along with one patient in the high-dosage group reported a rash.

Phase III Clinical Trials. Based on positive results from our Phase II trial, in August 2001 we initiated two pivotal, double-blind, placebo-controlled Phase III clinical trials designed to evaluate the safety and efficacy of C-1073 in the treatment of PMD patients. Each of these trials is designed to enroll approximately 200 patients who are randomly assigned to receive a once-daily 600 mg dosage of C-1073 or placebo for seven consecutive days. Neither the investigators nor the patients are aware of whether C-1073 or placebo is being administered. The efficacy and safety of C-1073 will be compared to that of the placebo. The only difference between the two trials is that the first trial includes patients who are receiving antidepressant and/or antipsychotic medication when they enter the trial and the second trial includes patients who are not.

The primary efficacy assessment will be based on the speed and duration of response to treatment. A treatment response is defined as a 30% or greater decrease from baseline in the BPRS total score. The efficacy analysis will classify patients into four groups: (A) patients whose BPRS scores decrease by at least 30% seven days after treatment begins and 28 days after treatment begins (Rapid Responder); (B) patients whose BPRS scores decrease by at least 30% 28 days after treatment begins but not seven days after treatment begins (Responder); (C) patients whose BPRS scores decrease by at least 30% seven days after treatment begins but response is not maintained at 28 days (Non-Responder); and (D) patients whose BPRS scores do not decrease by at least 30% after 28 days (Non-Responder).


Group Response at Day 7 Response at Day 28 Level of Response
- ----- ----------------- ------------------ -----------------
  A          Yes               Yes          Rapid Responder
  B          No                Yes             Responder
  C          Yes               No            Non Responder
  D          No                No            Non Responder

Secondary efficacy assessments will include measurement of the positive symptom subscale of the BPRS, the HAM-D scale, the Montgomery-Asberg depression rating scale and the Clinical Global Impression scale. The Montgomery-Asberg depression rating scale is a 10-item scale designed to assess the severity of depression. In the Clinical Global Impression scale, the investigator provides his or her global impression of the severity of the patient's mental illness on a scale of 1 to 7 and the change in the severity of the patient's illness from the patient's baseline, also on a scale of 1 to 7. Scores on the BPRS and each of the other scales described above will be taken immediately before treatment begins and 3, 7, 14 and 28 days after treatment begins. In addition, brief follow-up clinical assessments will be made after 35 days to monitor safety and after 56 days to assess recurrence.

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

The trials are being conducted at more than 25 clinical sites. We expect to complete the analysis of our first Phase III trial before the end of 2002 and the analysis of our second clinical trial by the end of 2003. The additional time required for recruitment of patients into our second trial is due to the more stringent requirement that patients not be taking antidepressant or antipsychotic medications at the time they are entering the trial.

Given the serious nature of PMD, the lack of approved drugs for the disorder and the data from our Phase II clinical trial, the FDA has granted a fast track designation for C-1073 in the treatment of PMD. In addition, the FDA has indicated that C-1073 will receive a priority review if no other treatment is approved for PMD at the time we submit our NDA.

Additional Clinical Trials. The following clinical trials, the results of which will be included in our NDA submission, will be conducted concurrently with our pivotal Phase III clinical trials:

     . Re-treatment Trial: We will conduct a small trial to assess the safety of retreating patients with C-1073. This trial will include patients who have met the treatment response criteria in either of the two Phase III pivotal clinical trials and who subsequently experience another episode of PMD. We expect about 50 patients to enroll in this study.

     . Pharmacokinetic Trials: Several trials will also be conducted in healthy volunteers to evaluate how the human body processes C-1073 by measuring blood levels of the drug under various conditions. These conditions include varying the dose of C-1073 to assess dose proportionality, administering the drug with and without food to determine whether or not the presence of food will effect the blood levels of C-1073, administering the drug along with other commonly used antipsychotic and antidepressant medications to evaluate the potential for drug interactions. Each of these trials will be performed at a single site and will enroll 12 to 24 patients.

     . Bioequivalence Trials: In the Phase III pivotal clinical trials, the 600 mg dose is administered as three 200 mg tablets. To make dosing more convenient, we are also developing a 300 mg tablet that will allow patients to take two tablets per day instead of three. Prior to marketing the 300 mg tablet, we need to demonstrate that the oral administration of two different tablet formulations will result in equivalent blood levels of C-1073. Therefore, after the 300 mg tablet is available for clinical use, we will conduct a study in healthy volunteers to compare the blood levels following administration of the 200 mg and 300 mg tablets.

     . Open Label Safety Trial: Although the placebo-controlled clinical trials are sufficiently large to demonstrate efficacy with statistical significance, we will need to study additional patients to generate an appropriately large safety database for FDA review. We plan to conduct an open label safety trial that will include 300 to 500 patients. All patients in this trial will receive 600 mg of C-1073.

In addition to our clinical trials, we are currently conducting limited toxicology studies on C-1073. Generally, in support of our IND, we have relied on toxicology data contained in a third party's NDA for the use of mifepristone to terminate pregnancy. The FDA approved our IND to conduct our clinical trials, but has not yet determined whether any additional toxicology tests will be required. In addition, we could be required to conduct carcinogenicity studies, which can take as long as three years, depending on the data required. If the FDA requires us to conduct toxicology tests or carcinogenicity studies, commercialization of C-1073 might be delayed.

GR-II Antagonist Platform

We have assembled a broad intellectual property portfolio covering the treatment of psychiatric and neurological disorders that may benefit from drugs that block the GR-II receptor. In addition to PMD,

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

we own or have exclusively licensed pending patent applications for the use of GR-II antagonists to treat early dementia, mild cognitive impairment, psychosis associated with cocaine addiction, delirium, Down's syndrome, post-traumatic stress disorder, weight gain following treatment with antipsychotic medication and for modulation of the blood-brain barrier.

We are currently investigating additional indications such as Alzheimer's disease, a form of dementia. Alzheimer's disease is the most common form of dementia, accounting for approximately 50% of patients with progressive cognitive decline. More than 3.5 million people in the United States have Alzheimer's disease and with the aging of the population, this number continues to grow each year.

Studies conducted by our founders and scientific advisors indicate that elevated cortisol may accelerate the dementia process in patients with Alzheimer's disease. Hence, by modulating the effects of cortisol, we believe that a GR-II antagonist may be able to slow the cognitive deterioration in these patients. To demonstrate proof of concept for the use of a GR-II antagonist in Alzheimer's disease, a clinical trial is being conducted by Stanford with C-1073 under an investigator IND. This trial is designed to evaluate the safety and efficacy of C-1073 in slowing the cognitive decline in patients with mild to moderate disease.

Although C-1073 is being evaluated in the initial Alzheimer's disease clinical trial, we are also seeking to develop other GR-II receptor antagonists that do not have the anti-progesterone activity associated with mifepristone.

Our Business Strategy

Our objective is to develop and commercialize drugs that address severe psychiatric and neurological diseases for which there is a significant unmet clinical need. We are pursuing the following strategies to achieve this objective:

     .   Rapidly develop C-1073 for PMD.   Mifepristone, the active ingredient
         in C-1073, has been approved by the FDA for another use, and as a result, we have been able to accelerate development of C-1073 for the treatment of PMD. Phase III trials are ongoing, and if the results are positive, we intend to actively pursue approval by the FDA and other regulatory authorities outside of the United States. The FDA has granted a fast track designation for C-1073 for the treatment of PMD because of the lack of approved drugs for this serious disorder. The FDA has also indicated that C-1073 will receive a priority review if no other treatment has been approved for PMD at the time we submit our NDA.

     . Establish C-1073 as first-line therapy for PMD. We believe C-1073 has the opportunity to become the first FDA approved therapy for PMD because of its fast onset of action and expected efficacy and minimal side effects. Our Phase III trials are designed to demonstrate these benefits, including the rationale for first-line therapy.

     . Maximize value of C-1073 by retaining marketing rights. In the United States, we intend to market and sell C-1073 directly to hospitals with in-patient psychiatric units, initially focusing on those that use ECT. Given the concentrated nature of the initial target audience, we believe that we will be able generate significant revenue with a relatively small, highly-focused sales and marketing team.

     . Build a portfolio of GR-II receptor antagonists. We intend to identify and develop additional GR-II antagonists for the treatment of diseases for which therapy is unavailable or substandard and the market opportunity is large. We also intend to pursue in-licensing of additional technology to enhance our GR-II antagonist platform.

     . Acquire or in-license additional products. In addition to our in-house development efforts, we plan to acquire or in-license hospital-based products to more fully utilize our internal marketing and sales organization.

     . Employ an experienced team with a proven track record in developing and commercializing pharmaceuticals. We expect to continue managing the company with a relatively small group of seasoned executives with an extensive history of success in the development and commercialization of new drugs. We believe our experienced and knowledgeable core management team will help us to transition from a development stage company to a profitable commercial entity. Furthermore, expert consultants and third-party relationships in research, clinical trial management and manufacturing will help management minimize the costs and accelerate the timing of our product development efforts. We believe this strategy will allow us to maximize stockholder value.

Sales and Marketing

We intend to develop our own sales and marketing infrastructure in the United States to commercialize C-1073. We currently have no sales, marketing or distribution capabilities. We believe that the initial market for PMD in the United States is highly concentrated and accessible by a small, highly-trained sales team of approximately 25 representatives. We intend to focus initially on patients currently being treated with ECT by marketing to hospitals and psychiatrists that perform ECT. We estimate that there are approximately 900 hospitals with more than 30 in-patient psychiatric beds. Of these, we estimate that approximately 300 offer ECT. We believe that fewer than 1,000 psychiatrists are administering a majority of ECT procedures.

Subsequently, we also intend to expand our sales efforts to address the larger set of PMD patients currently undergoing combination drug therapy. We believe many of these patients can benefit from treatment with C-1073.

We believe that a significant opportunity exists to further expand the market for the treatment of PMD beyond patients currently treated by ECT and combination drug therapy. A large portion of the people who suffer from PMD remain underrecognized and undertreated. We intend to develop medical educational programs to alert the medical community about early diagnosis of PMD and increase awareness regarding C-1073.

We have limited experience in marketing or selling pharmaceutical products and currently have no sales and marketing staff. To achieve commercial success for any approved product, we must either develop a sales and marketing force or enter into arrangements with others to market and sell our products.

Manufacturing

As a drug development entity, we intend to utilize our financial resources to accelerate the development of C-1073 and other products rather than diverting resources to establishing manufacturing facilities.


We currently have no experience in, and we do not own facilities for, manufacturing any products. We intend to rely on high-quality contract manufacturers to produce our products. For our ongoing pivotal and planned Phase III clinical trials, we have, in our possession, what we believe to be adequate quantities of C-1073 to complete these clinical trials. We have also entered into a manufacturing agreement with a contract manufacturer to produce the active pharmaceutical ingredient for C-1073. This agreement requires us to invest in start-up costs and obligates us to purchase at least $1,000,000 of bulk mifepristone per year following the commercial launch of C-1073. The agreement is generally not terminable by either party. We have also entered into a separate agreement with another contract manufacturer to produce C-1073 tablets for us. This agreement also requires us to invest in start-up costs and is terminable by the contract manufacturer only upon a breach of any of our material obligations. The active pharmaceutical ingredient manufacturer and tablet manufacturer are both single suppliers to us. In the event we are unable, for whatever reason, to obtain mifepristone or C-1073 from our contract manufacturers, we may not be able to identify alternate manufacturers able to meet our needs on commercially reasonable terms and in a timely manner, or at all.

Before initiating commercial sales of C-1073 or any other future products, our manufacturers must comply with cGMP. If the operations of any current or future supplier or manufacturer were to become unavailable for any reason, the required FDA review and approval of the operations of a new supplier or new manufacturer could cause a delay in the manufacture of C-1073, which could seriously harm our business.

Competition

If approved for commercial use, C-1073 for the treatment of PMD will compete with established treatments, including ECT and combination drug therapy. While we are unaware of any other ongoing clinical trials, other companies may be developing new drug products to treat PMD and the other conditions we are exploring. Our present and potential competitors include major pharmaceutical companies, as well as specialized pharmaceutical firms. Most of these companies have considerably greater financial, technical and marketing resources than we do. We expect competition to intensify as technical advances are made.

Many colleges, universities and public and private research organizations are also active in the human health care field. While these entities focus on education, they may develop or acquire proprietary technology that we may require for the development of our products. We may attempt to obtain licenses to this proprietary technology. We cannot assure you, though, that we will be able to obtain these licenses on commercially reasonable terms, or at all.

Our ability to compete successfully will be based on our ability to develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for our products, obtain required regulatory approvals and manufacture and successfully market our products either alone or through outside parties.

Intellectual Property

Patents and other proprietary rights are important to our business. It is our policy to seek patent protection for our inventions, and to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Under two separate agreements with Stanford University, we have obtained exclusive rights to:

     . an issued United States patent which expires in October 2018 and any corresponding foreign patents for the use of GR-II antagonists in the treatment of PMD;

     . an allowed United States patent and any corresponding foreign patents for the use of GR-II antagonists in the treatment of early dementia, including early Alzheimer's disease; and

     . pending United States patent application and any corresponding foreign patents for the use of GR-II antagonists in the modulation of the blood-brain barrier.

We are required to pay royalties on sales of products commercialized under any of the above patents. If Stanford University were to terminate our C-1073 license due to breach of the license on our part, we would have to discontinue development and commercialization of C-1073 for the treatment of PMD.


We also have five United States patent applications, and we are considering, where appropriate, the filing of foreign patent applications, covering the use of certain GR-II antagonists for the treatment of:



     .   mild cognitive impairment;

     .   psychosis associated with cocaine addiction;



     .   delirium;



     .   Down's syndrome;



     .   post-traumatic stress disorder; and


     .   weight gain following treatment with antipsychotic medication.

However, we cannot assure you that any of our patent applications will result in the issuance of patents, that any issued patent will include claims of the breadth sought in these applications or that competitors will not successfully challenge or circumvent our patents if they are issued.

We do not have any patent rights to the composition of compounds that are necessary to make our potential products. Specifically, we do not have a patent covering the composition of mifepristone or any other GR-II antagonist. Our patent rights cover only the use of GR-II antagonists, including mifepristone, in the treatment of specific diseases.


The patent covering the product mifepristone was scheduled to expire in January 2002. However, the U.S. Patent and Trademark Office has granted an interim one year extension so that the patent is now scheduled to expire in January 2003. Additional interim extensions may be granted. The patent holder has applied for a five year patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act. If the patent term extension application is granted, the patent term could be extended to January 2007 in accordance with the terms of the Hatch-Waxman Act.







Under the Hatch-Waxman Act, a product's regulatory review period forms the basis for determining the duration of the extension an application may receive. A regulatory review period consists of two periods of time: a testing phase and an approval phase. These time periods are initially determined by the FDA. Using this information, the U.S. Patent and Trademark Office then determines the length of the extension under the Hatch-Waxman Act. Only a portion of a regulatory review period may count toward the actual duration of the extension that the U.S. Patent and Trademark Office may award (for example, half the testing phase must be subtracted). In addition, under the Hatch-Waxman Act, any time that the patent holder did not diligently pursue marketing approval from the FDA is not counted toward the actual duration of the extension that may be granted.



The FDA has determined that the applicable regulatory review period for mifepristone is 2,249 days, 593 days of which occurred during the testing phase of the regulatory review period and 1,656 days of which occurred during the approval phase. Based on these determinations, the U.S. Patent and Trademark Office could extend the mifepristone patent to January 2007.



We, the patent holder and third parties may, however, challenge the FDA's determinations in the following two ways. A challenge to the FDA's determination of the regulatory review period of a drug must be made within 60 days after the FDA publishes its determination in the Federal Register. The FDA's determination with respect to the regulatory review period for mifepristone was published in the Federal Register on January 25, 2002. We are in the process of pursuing a challenge to this determination. In addition, no later than 180 days after the FDA has published its determination in the Federal Register, we may submit a petition to the FDA that challenges its determination by providing evidence that demonstrates that the patent holder did not diligently pursue marketing approval. However, the provisions of the Hatch-Waxman Act are highly complex and involve determinations by both the FDA and the U.S. Patent and Trademark Office. In addition, there is limited authoritative guidance interpreting the act. Accordingly, we may not be successful in challenging a determination to extend the patent.

Since the term of the product patent for mifepristone may be extended beyond our potential commercial launch of C-1073 for the treatment of PMD, we have attempted to negotiate a license for this patent. To date, these negotiations have not been successful and we may not obtain a license in the future on favorable terms, if at all.





The patent positions of companies in the pharmaceutical industry are highly uncertain, involve complex legal and factual questions and have been and continue to be the subject of much litigation. Our product candidates may give rise to claims that we infringe on the products or proprietary rights of others. If it is determined that our drug candidates infringe on others' patent rights, we may be required to obtain licenses to those rights. If we fail to obtain licenses when necessary, we may experience delays in commercializing our products while attempting to design around other patents, or determine that we are unable to commercialize our products at all. If we do become involved in intellectual property litigation, we are likely to incur considerable costs in defending or prosecuting the litigation. We believe that we do not currently infringe any third party's patents or other proprietary rights, and we are not obligated to pay royalties to any third party other than Stanford University.




Government Regulation

Regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of our products and in our ongoing research and product development activities. All of our products will require regulatory approval by government agencies prior to commercialization. Various federal and state statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record-keeping related to such products. The process of obtaining these approvals and subsequently complying with federal and state statutes and regulations involves significant time and expense.

Preclinical studies are generally conducted in laboratory animals to evaluate the potential safety and the efficacy of a product. Drug developers submit the results of preclinical studies to the FDA as a part of an IND, which must be approved before we can begin clinical trials in humans. Typically, clinical evaluation is a time-consuming and costly three-phase process.

     . Phase I. Clinical trials are conducted with a small number of subjects to determine the early safety profile, maximum tolerated dose and pharmacokinetics of the product in human volunteers.

     . Phase II. Clinical trials are conducted with groups of patients afflicted with a specific disease to determine preliminary efficacy, optimal dosages and expanded evidence of safety.

     . Phase III. Large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease to provide enough data to demonstrate with substantial evidence the efficacy and safety required by the FDA.

The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the United States and may reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and its assessment of the risk/benefit ratio to patients. The FDA may also require that additional studies be conducted, such as studies demonstrating that the drug being tested does not cause cancer.

After Phase III trials are completed, drug developers submit the results of preclinical studies, clinical trials, formulation studies and data supporting manufacturing to the FDA in the form of a new drug application for approval to commence commercial sales. In response, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not meet regulatory approval criteria. FDA approvals may not be granted on a timely basis, or at all. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product. Similar regulatory procedures must also be complied with in countries outside the United States.

If the FDA approves an NDA, the subject drug becomes available for physicians to prescribe in the United States. After approval, the drug developer must submit periodic reports to the FDA, including descriptions of any adverse reactions reported. The FDA may request additional studies, known as Phase IV, to evaluate long-term effects.

In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community.

Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions.

Approvals Outside the United States

We have not started the regulatory approval process in any jurisdiction other than the United States and we are unable to estimate when, if ever, we will commence the regulatory approval process in any foreign jurisdiction. We will have to complete an approval process similar to the United States approval process in foreign target markets for our products before we can commercialize our product candidates in those countries. The approval procedure and the time required for approval vary from country to country and can involve additional testing. Foreign approvals may not be granted on a timely basis, or at all. Regulatory approval of prices is required in most countries other than the United States. The prices approved may be too low to generate an acceptable return to us.

Fast Track Designation

The FDA sometimes grants "fast track" status under the Food and Drug Administration Modernization Act of 1997. The fast track mechanism was created to facilitate the development and approval of new drugs intended for the treatment of life-threatening conditions characterized by unmet medical needs. The benefits of fast track designation include scheduling of meetings to seek FDA input into development plans, the option of submitting an NDA serially in sections rather than submitting all components simultaneously, the option to request evaluation of studies using surrogate endpoints and the potential for a priority review. We have been granted fast track status for C-1073 for the treatment of PMD.

FDA Restrictions on Mifepristone

The only FDA-approved use of mifepristone is to terminate pregnancy. The FDA has imposed significant restrictions on administering physicians for use of mifepristone to terminate pregnancy and may impose similar restrictions on C-1073 for the treatment of PMD. We plan to rely on (1) the scope of our use patent, (2) the restrictions imposed by the FDA on the use of mifepristone to terminate pregnancy, (3) the different patient populations, administering physicians and treatment settings between the use of mifepristone to terminate pregnancy and to treat PMD and (4) the likely denial of reimbursement for off-label uses of mifepristone to provide us an exclusive market position for the treatment of PMD for the term of our use patent.

Facilities

We lease approximately 2,700 square feet of office space in Menlo Park, California for our corporate facilities. Our lease expires in December 2003. We believe that our existing facility is adequate for our current needs through December 2003 and that suitable additional or alternative space will be available at such time on commercially reasonable terms.

Employees

Corcept is managed by a core group of experienced pharmaceutical executives with a track record of bringing new drugs to market. To facilitate advancement of development programs, we also enlist the expertise of associates and advisors with extensive pharmaceutical development experience.


As of December 31, 2001, we have six full-time employees, three part-time employees and seven long-term contract staff. Among our full-time employees are three M.D.s. We consider our employee relations to be good. None of our employees is covered by a collective bargaining agreement.


Legal Proceedings

We are not currently involved in any material legal proceedings.

                                  MANAGEMENT

Executive Officers and Directors


The following table sets forth, as of December 31, 2001, information about our executive officers and directors:



Name                                      Age Position
- ----                                      --- --------

Joseph K. Belanoff, M.D.................. 44  Chief Executive Officer and Director

Robert L. Roe, M.D....................... 61  President

Andrew Galligan.......................... 45  Chief Financial Officer

James N. Wilson/(1)(2)(3)/............... 57  Chairman of the Board

Alan F. Schatzberg, M.D./(3)/............ 57  Director

David B. Singer/(3)(4)/.................. 39  Director

G. Leonard Baker, Jr./(2)/............... 59  Director

Sarah A. O'Dowd.......................... 52  Director and Secretary

Steven Kapp/(1)(4)/...................... 42  Director

Alix Marduel, M.D./(1)(2)/............... 44  Director

- -------------------
/(1)/ Member of the audit committee
/(2)/ Member of the compensation committee
/(3)/ Member of the nominating committee
/(4)/ Mr. Singer is married to Mr. Kapp's sister. There are no other family relationships between directors or executive officers.

Joseph K. Belanoff, M.D. is a co-founder and has served as a member of our board of directors and as our Chief Executive Officer since 1999. Dr. Belanoff is currently a faculty member and has held various positions in the Department of Psychiatry and Behavioral Sciences at Stanford University since 1992. From 1997 to 2001, he served as the Director of Psychopharmacology at the outpatient division of the Palo Alto Veterans Affairs Hospital. Dr. Belanoff received his B.A. from Amherst College and his M.D. from Columbia University's College of Physicians & Surgeons.

Robert L. Roe, M.D. joined us as President in October 2001. He has spent more than 25 years in the pharmaceutical and biotechnology industries. From 1999 to 2001, Dr. Roe served as President and Chief Executive Officer of Allergenics, Inc. From 1996 to 1999, he was Executive Vice President, Chief Operating Officer and a director of Cytel Corporation. From 1995 to 1996, he was the Executive Vice President, Chief Operating Officer and a director of Chugai Biopharmaceuticals, Inc. From 1992 to 1995, Dr. Roe served as President of the Development Research Division and Senior Vice President of Syntex Corporation. Dr. Roe received his B.A. from Stanford University and his M.D. from the University of California, San Francisco.

Andrew Galligan joined us as Chief Financial Officer in November 2001. From 1998 to 2001, Mr. Galligan was Vice President of Finance and Chief Financial Officer of Amira Medical. From 1993 to 1998, Mr. Galligan was Vice President of Finance and Chief Financial Officer of Molecular Devices Corporation. From 1992 to 1993, Mr. Galligan was Vice President of Finance and Chief Financial Officer at IPS Health Care, Inc. Mr. Galligan received his Honors Business Studies Degree from Trinity College at Dublin University in Dublin, Ireland, and is a Fellow of the Institute of Chartered Accountants in Ireland.

James N. Wilson has served as a director and as Chairman of our board of directors since 1999. From 1996 to 2001, Mr. Wilson was Chairman of the board of Amira Medical and in 2001 was also Chief Executive Officer. From 1994 to 1995, Mr. Wilson was the Chief Operating Officer of Syntex Corporation. From 1989 to 1990, Mr. Wilson was Chief Executive Officer of Neurex Corporation and from 1982 to 1988, Mr. Wilson was Chief Executive Officer of LifeScan, Inc. Mr. Wilson received his B.A. and his M.B.A. from the University of Arizona.

Alan F. Schatzberg, M.D. is a co-founder and has served as a member of our board of directors since 1998 and as the chairman of our Scientific Advisory Board since 1998. Since 1991, Dr. Schatzberg has been a Professor and the Chairman of the Department of Psychiatry and Behavioral Sciences at Stanford University's School of Medicine and is the Past President of the American College of Neuropsychopharmacology. He received his B.S. from New York University and his M.D. from New York University, School of Medicine.

David B. Singer is a co-founder and has served as a member of our board of directors since 1998. Since September 1998, he has been the Chairman and Chief Executive Officer of GeneSoft, Inc. From 1996 to 1998, Mr. Singer was Senior Vice President and Chief Financial Officer of Heartport, Inc. From 1992 to 1996, he was the President and Chief Executive Office of Affymetrix, Inc. He currently serves on the board of Affymetrix, Inc. Mr. Singer received his B.A. from Yale University, and his M.B.A. from Stanford University.

G. Leonard Baker, Jr. has served as a member of our board of directors since 1999. Since 1973, Mr. Baker has been a Managing Director or General Partner of Sutter Hill Ventures, a venture capital firm. Mr. Baker currently serves on the board of Praecis Pharmaceuticals Incorporated and Therma-Wave, Inc. and a number of private companies. Mr. Baker received his B.A. from Yale University and his M.B.A. from Stanford University.

Sarah A. O'Dowd has served as a member of our board of directors since 1998. She is a shareholder of a professional corporation that is the general partner of the law firm Heller Ehrman White & McAuliffe LLP, and has practiced corporate and securities law with the firm since 1978. Ms. O'Dowd received her B.A. degree from Immaculata College, her M.A. from Stanford University, and her J.D. from Stanford Law School.

Steven Kapp has served as a member of our board of directors since 2001. Since 1996, he has been a principal at Maverick Capital, a private investment partnership. From 1993 to 1996, he was founder and a General Partner of Longwood Partners, a private investment partnership. He received his B.A. and his M.B.A. from the University of North Carolina.

Alix Marduel, M.D. has served as a member of our board of directors since 2001. Since April 1997, she has been a managing director of Alta Partners, a venture capital firm. From 1990 to 1997, Dr. Marduel was a general partner at Sofinnova, Inc., a venture capital firm. She currently serves as on the board of Dyax Corporation, Modex Therapeutics, S.A. and a number of private companies. Dr. Marduel received her M.D. from the University of Paris.

Scientific Advisory Board

In 1998, we convened a scientific advisory board of individuals with expertise in psychiatry, psychopharmacology and neuroendocrinology. The chairman of our scientific advisory board is Dr. Schatzberg, who is also a member of our board of directors.


As of December 31, 2001, the following persons are members of our scientific advisory board:


Member                                  University Affiliation  Professional Concentration
- ------                                  ----------------------  --------------------------
Alan F. Schatzberg, M.D................   Stanford University           Psychiatry

Charles B. Nemeroff, M.D., Ph.D........    Emory University             Psychiatry

Bruce S. McEwen, Ph.D.................. Rockefeller University      Neuroendocrinology

K. Ranga Rama Krishnan, M.D............     Duke University             Psychiatry

Edo Ronald de Kloet, M.D...............    Leiden University           Neurobiology
                                           (the Netherlands)

Florian Holsboer, M.D., Ph.D........... Max Planck Institute of         Psychiatry
                                         Psychiatry (Germany)

Scientific Advisory Board Compensation


We reimburse each member of our scientific advisory board for out-of-pocket expenses incurred in connection with attending board meetings, but do not except as described below, compensate them for their services as scientific advisory board members. In the past, with the exception of Dr. Schatzberg, we have granted options to purchase our common stock to each member of our scientific advisory board. In August 1998, we granted to each of Dr. Nemeroff, Dr. McEwen, Dr. Krishnan, Dr. de Kloet and Dr. Holsboer an option to purchase 72,000 shares of our common stock at an exercise price of $0.0003 per share. Pursuant to a consulting agreement with us, Dr. Schatzberg received compensation of $40,000 as chair of the scientific advisory board in 2000 and $50,000 for his services as chair in 2001. We can terminate this agreement for any reason upon 30 days notice to Dr. Schatzberg.


Board Composition and Committees


Board of Directors



We currently have eight directors. In accordance with the terms of our amended and restated certificate of incorporation, the terms of office of the directors are divided into three classes:



     . the class I directors will be _____ and _____ and their term will expire at the annual meeting of stockholders to be held in 2003;



     . the class II directors will be _____, _____ and _____ and their term will expire at the annual meeting of stockholders to be held in 2004; and



     . the class III directors will be _____, _____ and _____ and their term will expire at the annual meeting of stockholders to be held in 2005.



At each annual meeting of stockholders, or special meeting in lieu thereof, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management.


Our audit committee consists of Messrs. Wilson and Kapp and Dr. Marduel. The audit committee determines our accounting policies and practices and financial reporting and internal control structures, makes recommendations to our board of directors regarding the selection of independent auditors to audit our financial statements and confers with the auditors and our officers for purposes of reviewing our internal controls, accounting practices, financial structure and financial reporting.

Our compensation committee consists of Messrs. Wilson and Baker and Dr. Marduel. The compensation committee determines salaries, incentives and other forms of compensation for our executive officers and administers our stock plans and employee benefit plans.

Our nominating committee consists of Dr. Schatzberg and Messrs. Singer and Wilson. The nominating committee reviews the credentials of proposed members of our board of directors, either in connection with the filling of vacancies or the election of directors at the annual meeting of the stockholders, and presents recommendations for the selection of new directors to our board.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, the board of directors as a whole made decisions relating to compensation of our executive officers. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation


Except as described below, our non-employee directors do not receive any cash compensation for their service as members of the board or for attendance at committee meetings, but they are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings. Pursuant to a consulting agreement, Mr. Wilson received compensation of $40,000 during 2000 for his service on the board and compensation of $50,000 for his service on the board for 2001. We can terminate this agreement for any reason upon 30 days written notice to Mr. Wilson. In June 1998, Dr. Schatzberg purchased 3,600,000 shares of our common stock at $0.0003 per share. In May 1999, Mr. Wilson purchased 2,125,126 shares of our common stock at $0.03 per share. We have the right to repurchase a portion of those shares at cost if Mr. Wilson ceases to serve on our board of directors. This right of repurchase lapses monthly over five years. In December 2001, we granted a stock option to Ms. O'Dowd to purchase 90,000 shares of our common stock at $0.63 per share. This option has been exercised and we have a right to repurchase the 90,000 shares if Ms. O'Dowd ceases to serve on our board. The right to repurchase these shares lapses as to 20% of the shares after one year and monthly thereafter over the next four years.


Indemnification

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     . any breach of their duty of loyalty to the corporation or its stockholders;

     . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     . any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We plan to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving a director or executive officer of Corcept as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.




Executive Compensation



The following table sets forth information regarding the compensation for the fiscal year ended December 31, 2001 paid by us to our Chief Executive Officer and to our other executive officer who received salary and bonus compensation in 2001 of more than $100,000. These persons are collectively referred to as the "Named Executive Officers."



                          Summary Compensation Table



                                                              Long-Term
                                                             Compensation
                                                                Awards
                                                             ------------
                                     Annual Compensation      Securities
                                 ----------------------       Underlying     All Other
Name and Principal Position Year Salary ($)    Bonus ($)     Options (#)  Compensation ($)
- --------------------------- ---- ----------    ---------     ------------ ----------------
 Joseph K. Belanoff, M.D... 2000  200,000            --             --             --
  Chief Executive Officer   2001  250,000            --             --             --
 Robert L. Roe, M.D........ 2000       --            --             --         42,000/(1)/
   President                2001   35,000/(2)/  100,000/(3)/   300,000         16,000/(4)/

- -------------------------------

/(1)/ Represents $16,000 paid to Dr. Roe for consulting services and 8,667 shares of Series B preferred stock convertible into 31,208 shares of common stock issued to Dr. Roe in lieu of $26,000 in consulting fees.


/(2)/ Represents a pro rata payment of salary for fiscal year 2001.




/(3)/ Represents a sign-on bonus, paid upon commencement of employment, and earned over 12 months.


/(4)/ Represents $10,000 paid to Dr. Roe for consulting services and 2,000 shares of Series B preferred stock convertible into 7,200 shares of common stock issued to Dr. Roe in lieu of $6,000 in consulting fees for the period of January through March of 2001.

Options Grants in Last Fiscal Year



The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 2001 to each of the Named Executive Officers. All options were granted under our 2000 Stock Option Plan at an exercise price equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. Options granted to Dr. Roe are subject to reverse vesting, and the right of repurchase in favor of Corcept lapses as to 1.67% per month for 60 months. The percentage of options granted is based on an aggregate of options to purchase a total of 793,800 shares of common stock granted by us during the fiscal year ended December 31, 2001 to our employees, including the Named Executive Officers.





The potential realizable value amounts in the last two columns of the following chart represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term, are net of the exercise prices and before taxes associated with the exercise, and we have based them on an assumed initial public offering price of $15.00 per share. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option terms are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the common stock from the date of grant to the present.



                                           Individual Grants
                              --------------------------------------------
                                                                           Potential Realizable Value at
                              Number of   % of Total                       assumed Annual Rates of Stock
                              Securities   Options                         Price Appreciation for Option
                              Underlying  Granted to  Exercise                       Term ($)
                               Options   Employees in  Price/   Expiration -----------------------------
Name                           Granted   Fiscal Year  Share ($)    Date          5%            10%
- ----                          ---------- ------------ --------- ----------   ----------    -----------
Joseph R. Belanoff, M.D......       --        --           --          --          --              --
Robert L. Roe, M.D...........  300,000        38%      $0.625    10/22/11  $7,142,525     $11,484,341



Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values



The following table sets forth certain information regarding exercised stock options during the fiscal year ended December 31, 2001 and unexercised options held as of December 31, 2001 by each of the Named Executive Officers. All options were granted under our 2000 Stock Option Plan.



The value realized and the value of unexercised in-the-money options at December 31, 2001 are based on an assumed initial public offering price of $15.00 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.



                                                          Number of Securities
                                                         Underlying Unexercised   Value of Unexercised In-the-
                                                            Options at Fiscal           Money Options at
                                 Shares                   December 31, 2001 (#)      December 31, 2001 ($)
                              Acquired on     Value     ------------------------- ----------------------------
Name                          Exercise (#) Realized ($) Exercisable Unexercisable Exercisable    Unexercisable
- ----                          ------------ ------------ ----------- ------------- -----------    -------------
Joseph R. Belanoff, M.D......        --             --        --           --            --              --
Robert L. Roe, M.D...........   300,000     $4,312,500     2,800        9,200       $41,767        $137,233


Employment and Change of Control Arrangements

Our 2000 Stock Option Plan provides that, upon the sale of all or substantially all of our assets or upon our acquisition by another corporation pursuant to a merger or consolidation, each outstanding option will generally become fully vested, or the right of repurchase held by us will lapse, unless the surviving corporation assumes the option or replaces it with a comparable option.

Our 2001 Stock Option Plan provides that all options granted under the stock option plan will have their vesting accelerated (or, in the case of options subject to immediate exercisability and reverse vesting, our right of repurchase will lapse) by 12 months, upon the occurrence of any of the following events:

     .   a sale or other disposition of all or substantially all of our assets;

     . a merger or other transaction in which our stockholders, immediately before the transaction, beneficially own securities representing 50% or less of the combined voting power or value of the company immediately after the transaction;

     . an acquisition by a third party of securities representing at least 50% of the voting power entitled to vote in the election of our directors; or

     . as a result of or in connection with a contested election of involving our directors, the persons who were our directors immediately before the election cease to constitute a majority of our board of directors.


We have entered into a letter agreement with Robert L. Roe, M.D., our President. Pursuant to this letter agreement, Dr. Roe receives a base salary of $300,000 per year and a one-time hiring bonus equal to $100,000 paid in lump sum and earned monthly over the first year of Dr. Roe's employment with Corcept. The bonus paid upon commencement of Dr. Roe's employment is earned over 12 months, subject to acceleration for termination other than for cause. In addition, in accordance with this letter agreement, Dr. Roe received an option to purchase 300,000 shares of our common stock with an exercise price of $0.63 per share and a $187,250 loan evidenced by a full-recourse promissory note to Corcept to finance the exercise of the option. Shares purchased by Dr. Roe pursuant to the option are subject to our right of repurchase. In the event of an acquisition of more than 50% of the voting control of Corcept, the right of repurchase will lapse as to an additional 20% of the shares subject to the option. If we terminate Dr. Roe's employment for any reason other than for cause, Dr. Roe will receive a lump sum severance payment equal to his annual salary in effect at the time of his termination and the payment of any portion of his hiring bonus not paid prior to his termination will be accelerated.



We have entered into a letter agreement with Andrew Galligan, our Chief Financial Officer. Pursuant to this letter agreement, Mr. Galligan receives a base salary of $200,000 per year. In addition, Mr. Galligan received an option to purchase 240,000 shares of our common stock with an exercise price of $0.63 per share and a $149,800 loan evidenced by a full-recourse promissory note to Corcept to finance the exercise of the option. Shares purchased by Mr. Galligan pursuant to the option are subject to our right of repurchase.


Benefit Plans

2000 Stock Option Plan


Our 2000 Stock Option Plan was adopted by our board of directors and stockholders in October 2000. Our 2000 Stock Option Plan provides for the grant of incentive stock options, which may provide for preferential tax treatment to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants. As of December 31, 2001, we had reserved an aggregate of 2,400,000 shares of our common stock for issuance under this plan. As of December 31, 2001, 705,402 of our outstanding shares have been issued pursuant to the exercise of options, options to purchase 160,398 shares of common stock were outstanding, and 1,534,200 shares were available for future grant. The 2000 Stock Option Plan provides that in the event of a change in control, each outstanding option will generally become fully vested, or the right of repurchase held by us will lapse, unless the surviving corporation assumes the option or replaces it with a comparable option. Upon the closing of this offering, no additional stock options may be granted under the 2000 Stock Option Plan.

2001 Stock Option Plan

In December 2001, our board of directors and stockholders approved the 2001 Stock Option Plan. Our 2001 Stock Option Plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.


Share Reserve. We have reserved a total of 2,400,000 shares of common stock, subject to adjustment, for issuance under the plan, all of which are available for future grant.


Administration of our 2001 Stock Option Plan. Our board of directors or a committee appointed by the board administers the 2001 Stock Option Plan and determines who is granted options and the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options.

Options. The exercise price for incentive stock options granted under the 2001 Stock Option Plan may not be less than the fair market value of our common stock on the option grant date.


Options generally expire ten years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The plan provides that no participant may receive options covering more than 1,200,000 shares in any one-year period.


Our 2001 Stock Option Plan provides that all options granted under the stock option plan will have their vesting accelerated (or, in the case of options subject to immediate exercisability and reverse vesting, our right of repurchase will lapse) by 12 months, upon the occurrence of certain events. For a more detailed description of acceleration provisions in our 2001 Stock Option Plan, see "Management--Employment and Change of Control Arrangements."

In addition to the automatic acceleration of options upon the occurrence of certain events, in the event we merge with another entity in a transaction in which we are not the surviving entity or if, as a result of any other transaction, other securities are substituted for our common stock underlying our options or our common stock may no longer be issued, then, our board of directors must do one or more of the following, contingent upon the completion of the transaction:

     . arrange for the substitution of options to purchase equity securities other than our common stock;

     .   accelerate the vesting and termination of outstanding options;

     .   cancel options in exchange for cash payments to optionees; or

     . either arrange for our repurchase rights with respect to options to apply to the securities issued in substitution for our common stock or terminate our repurchase rights on options.

The board need not adopt the same rules for each option or each optionee.

Transferability of Options. Except as otherwise determined by the board or the committee administering the plan, a participant may not transfer rights granted under our stock option plan other than by will, the laws of descent and distribution or as otherwise provided under the plan.

Amendment and Termination of our 2001 Stock Option Plan. Our board of directors may amend the plan at any time, subject to any required stockholder approval. The plan will terminate in December 2011 unless terminated earlier by the board of directors.

                          RELATED PARTY TRANSACTIONS

Preferred Stock Issuances

The following directors and holders of more than five percent of our securities purchased securities in our preferred stock financings in the amounts and as of the dates shown below.


                                                               Shares of Convertible Preferred Stock
                                                            -------------------------------------------
Purchaser                                                   Series A*  Series B*   Series BB* Series C*
- ---------                                                   --------- ------------ ---------- ---------
Sutter Hill Ventures and affiliates/(1)/................... 1,660,417    1,183,498   255,787  1,347,998

Alta BioPharma Partners II, LLC and affiliates/(2)/........        --           --        --  1,358,618

Maverick Fund II, Ltd. and affiliates/(3)/.................        --           --        --  1,698,271

James N. Wilson and affiliates/(4)/........................   486,401      173,996    45,778         --

David B. Singer/(5)/.......................................    34,866       36,000    15,313         --

Joseph K. Belanoff, M.D./(5)/..............................    34,869           --        --         --

Heller Ehrman White & McAuliffe LLP and affiliates/(6)/....        --       29,998        --     16,982

Alan F. Schatzberg, M.D./(5)/..............................    34,869           --        --         --

Price per common share equivalent..........................     $0.30        $0.83     $3.36      $5.89

Dates of purchase..........................................  May 1999 January 2000  May 2001  June 2001

- -------------------------------

 * The number of shares and per share purchase price of the convertible preferred stock have been adjusted to reflect the number of shares of common stock issuable upon conversion of such preferred stock and the related conversion price.

/(1)/ G. Leonard Baker, Jr., one of our directors, is a managing director of
      Sutter Hill Ventures.
/(2)/ Alix Marduel, one of our directors, is a managing director of Alta
      Partners, LLP.
/(3)/ Steven Kapp, one of our directors, is a principal of Maverick Capital
      Investment Partnership.
/(4)/ James N. Wilson, the chairman of our board of directors, is a partner of the James and Pamela Wilson Family Partners, a California limited partnership, and is a trustee for certain of the trusts that hold Corcept securities.
/(5)/ David B. Singer, Joseph K. Belanoff, M.D. and Alan F. Schatzberg, M.D.
      are directors of Corcept.
/(6)/ Sarah A. O'Dowd, one of our directors, is a shareholder of a professional corporation that is the general partner of the law firm of Heller Ehrman White & McAuliffe LLP.

Shares held by all affiliated persons and entities have been aggregated. For additional details on the shares held by each of these purchasers, please refer to the information in this prospectus under the heading "Principal Stockholders." Each share of preferred stock will convert automatically into common stock upon the closing of this offering. The purchasers of these shares are entitled to certain registration rights. See "Description of Capital Stock--Registration Rights."

Business Relationships

We lease office space from Heller Ehrman White & McAuliffe LLP pursuant to a sublease. In connection with this sublease we paid Heller Ehrman $165,019 in 2001 and expect to pay $168,276 under this sublease during 2002. Sarah A. O'Dowd, one of our directors, is a shareholder of a professional corporation that is the general partner of the law firm of Heller Ehrman White & McAuliffe LLP, our legal counsel since inception.

Employment and Change of Control Arrangements

We have entered into a letter agreement with each of Robert L. Roe, M.D., our President, and Andrew Galligan, our Chief Financial Officer, relating to some of their employment terms. See "Management--Employment and Change of Control Arrangements."


Loans to Officers and Directors



On October 22, 2001, we made a loan in the amount of $187,250 to Dr. Roe. Dr. Roe exercised an option to purchase 300,000 shares of our common stock with this loan. In connection with this loan, we received a full-recourse promissory note in the amount of the loan, bearing interest at 6.5%. Principal and interest are due no later than October 1, 2011, subject to acceleration upon certain events.



On December 7, 2001, we made a loan in the amount of $149,800 to Mr. Galligan. Mr. Galligan exercised an option to purchase 240,000 shares of our common stock with this loan. In connection with this loan, we received a full-recourse promissory note in the amount of the loan, bearing interest at 6.5%. Principal and interest are due no later than December 7, 2011, subject to acceleration upon certain events.



On December 4, 2001, we made a loan in the amount of $56,175 to Ms. O'Dowd. Ms. O'Dowd exercised an option to purchase 90,000 shares of our common stock with this loan. In connection with this loan, we received a full-recourse promissory note in the amount of the loan, bearing interest at 6.5%. Principal and interest are due no later than December 4, 2011, subject to acceleration upon certain events.


We believe that we have executed all of the transactions set forth above on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Indemnification Agreements

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware Law. Further, we intend to enter into separate indemnification agreements with each of our directors and executive officers. For further information, see "Management--Indemnification."

                      PRINCIPAL AND SELLING STOCKHOLDERS



The following table presents the beneficial ownership of our common stock as of December 31, 2001, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:


     . each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

     .   each of our directors;


     . each of the individuals listed in the "Summary Compensation Table" above;



     .   the selling stockholder; and




     .   all directors and executive officers as a group.


Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of December 31, 2001 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.



Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Percentage of ownership is based on 19,935,270 shares of common stock outstanding as of December 31, 2001 and 23,935,270 shares outstanding after this offering, assuming no exercise of the underwriters' over-allotment option.


Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is:

   c/o Corcept Therapeutics Incorporated, 275 Middlefield Road, Suite A, Menlo Park, California 94025.


                                                              Number of Shares    Number of  Number of Shares
                                                             Beneficially Owned    Shares   Beneficially Owned
                                                            Prior to the Offering  Offered  After the Offering
                                                            --------------------  --------- -----------------
Name of Beneficial Owner                                       Number     Percent             Number   Percent
- ------------------------                                     ----------   ------- --------- ---------- -------
5% Stockholders                                                                         --
Sutter Hill Ventures/(1)/..................................  4,447,700     22.3%        --   4,447,700  18.6%
Entities affiliated with Maverick Capital Investment
  Partnership/(2)/.........................................  1,698,271      8.5%        --   1,698,271   7.1%
Entities affiliated with Alta Partners, LLP/(3)/...........  1,358,618      6.8%        --   1,358,618   5.7%

Directors and Executive Officers
Joseph K. Belanoff/(4)/....................................  3,605,214     18.1%       ---   3,605,214  15.1%
Alan Schatzberg/(5)/.......................................  3,605,215     18.1%   500,000   3,105,215  13.0%
G. Leonard Baker, Jr./(6)/.................................  3,101,873     15.6%        --   3,101,873  13.0%
James N. Wilson/(7)/.......................................  2,831,300     14.2%        --   2,831,300  11.8%
Steven Kapp/(8)/...........................................  1,698,271      8.5%        --   1,698,271   7.1%
Alix Marduel/(9)/..........................................  1,358,618      6.8%        --   1,358,618   5.6%
David B. Singer/(10)/......................................    968,179      4.9%        --     968,178   4.1%
Robert L. Roe/(11)/........................................    341,808      1.7%        --     341,808   1.4%
Andrew Galligan/(12)/......................................    242,546      1.2%        --     242,546   1.0%
Sarah A. O'Dowd/(13)/......................................    177,480        *         --     177,480     *
All directors and executive officers as a group
  (10 persons)/(14)/....................................... 17,948,504     90.0%   500,000  17,448,504  72.9%

- -------------------------------
 * Less than 1% of Corcept's outstanding common stock.

 /(1)/ Includes 2,601,190 shares held of record by Sutter Hill Entrepreneurs
       Fund (AI), LP, Sutter Hill Entrepreneurs Fund (QP), LP, Sutter Hill Ventures, a California Limited Partnership over which Mr. Baker, a member of our board of directors and a managing director of the general partner of the partnerships mentioned herein, shares voting and investment power with six other managing directors of the general partner of the partnerships mentioned herein; includes 1,846,510 shares held of record by six other managing directors, one retired managing director and their related family entities; includes shares held of record by Mr. Baker and a related family entity. The address of Sutter Hill Ventures is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304-5600. The natural persons who have voting or investment power over the shares held of record by Sutter Hill Ventures are David L. Anderson,
       G. Leonard Baker, Jr., William H. Younger, Jr., Tench Coxe, Gregory P. Sands, James C. Gaither and James N. White.


 /(2)/ Includes 83,986 shares held of record by Maverick Fund II, Ltd., 481,831 shares held of record by Maverick Fund USA, Ltd., and 1,132,454 shares held of record by Maverick Fund, LDC. The address of Maverick Partners LLP is c/o UBS Paine Webber, 1285 Avenue of the Americas, 11th Floor, New York, New York 10019. The natural persons affiliated with Maverick Capital Investment Partnership who have voting or investment power over these shares are Michelle Perrin and Lee S. Ainslie III.


 /(3)/ Includes 1,303,207 shares held of record by Alta BioPharma Partners II,
       LP and 55,411 shares held of record by Alta Embarcadero BioPharma Partners II, LLC. The address of Alta Partners, LLP is One Embarcadero Center, Suite 4050, San Francisco, California 94111. The natural persons affiliated with Alta Partners LLP who have voting or investment power over these shares are Jean Deleage, Alix Marduel, Farah Champsi and Hilary Strain.


 /(4)/ Includes 360,000 shares held as custodian for Edward G. Belanoff and 360,000 shares held as custodian for Julia E. Belanoff under the California Uniform Transfers to Minors Act over which Dr. Belanoff has voting control. Also includes 972,000 shares which we have the right to repurchase within 60 days of December 31, 2001.


 /(5)/ Includes 360,000 shares held of record by Lindsey D. Schatzberg and 360,000 shares held of record by Melissa A. Schatzberg, over which Dr. Schatzberg has voting control. Also includes 972,000 shares which we have the right to repurchase within 60 days of December 31, 2001.


 /(6)/ Includes 2,601,190 shares held of record by Sutter Hill Entrepreneurs
       Fund (AI), LP, Sutter Hill Entrepreneurs Fund (QP), LP, Sutter Hill Ventures, a California Limited Partnership over which Mr. Baker, a member of our board of directors and a managing director of the general partner of the partnerships mentioned herein, shares voting and investment power with six other managing directors of the general partner of the partnerships mentioned herein, and includes 500,683 shares held of record by Mr. Baker and a related family entity. Mr. Baker disclaims beneficial ownership of the shares held by the partnerships mentioned herein, except to the extent of his proportionate partnership interest therein. The address of G. Leonard Baker, Jr. is 755 Page Mill Road, Suite A-200, Palo Alto, California 94304-5600.


 /(7)/ Includes 727,272 shares held of record by the James and Pamela Wilson
       Family Partners, 1,905,710 shares held of record by the James N. Wilson and Pamela D. Wilson Trust, 30,290 shares held of record by David Wilson, 7,629 shares held of record by the Norman and Ann Wilson Family Trust, 45,330 shares held of record by David K. Arterburn and Edith A. Watters, as trustees of the Arterburn/Watters Trust and 115,069 shares held of record by Edward M. West and Beth Ann Wilson West, over all of which Mr. Wilson has voting control pursuant to voting agreements. Of these shares, we have the right to repurchase 956,307 within 60 days of December 31, 2001. Mr. Wilson disclaims beneficial ownership of such shares, except to the extent of his financial interests therein.


 /(8)/ Includes 83,986 shares held of record by Maverick Fund II, Ltd., 481,831 shares held of record by Maverick Fund USA, Ltd., and 1,132,454 shares held of record by Maverick Fund, LDC. Mr. Kapp is a principal of Maverick Capital Investment Partnership. The address of Steven Kapp is c/o UBS Paine Webber, 1285 Avenue of the Americas, 11th Floor, New York, New York 10019.

 /(9)/ Includes 1,303,207 shares held of record by Alta BioPharma Partners II,
       LP and 55,411 shares held of record by Alta Embarcadero BioPharma Partners II, LLC. Dr. Marduel and certain principals of Alta Partners LLP are Managing Directors of the funds mentioned herein, and as such, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Alta Partners LLP disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their pecuniary interests therein. The address of Alix Marduel is One Embarcadero Center, S#4050, San Francisco, California 94111.


/(10)/ Includes 48,000 shares held of record by the Singer-Kapp Family Trust
       FBO Kapp S. Singer and includes 243,000shares which we have the right to repurchase within 60 days of December 31, 2001.


/(11)/ Includes 3,400 shares issuable pursuant to options exercisable within 60 days of December 31, 2001 and includes 280,000 shares which we have the right to repurchase within 60 days of December 31, 2001.


/(12)/ We have the right to repurchase 240,000 of these shares within 60 days of December 31, 2001.


/(13)/ Includes 40,500 shares held of record by Heller Ehrman White & McAuliffe
       LLP and 38,489 shares held of record by HEWM Investors LLC. Ms. O'Dowd disclaims beneficial ownership of such shares, except to the extent of her proportionate interest therein. Also includes 90,000 shares which we have the right to repurchase within 60 days of January 22, 2002.

/(14)/ Total number of shares includes common stock held by entities affiliated with directors and executive officers. See footnotes 1 through 13 above.

                         DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock and the amendment of our certificate of incorporation, will consist of 140,000,000 shares of common stock, $0.00001 par value, and 10,000,000 shares of preferred stock, $0.00001 par value.

Common Stock


As of December 31, 2001, there were 19,935,270 shares of common stock that were held of record by approximately 86 stockholders after giving effect to the conversion of our preferred stock into common stock. There will be 23,935,270 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered by this prospectus.


Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Corcept. We have no present plans to issue any shares of preferred stock.

Convertible Promissory Note

In January 2001, we issued a convertible promissory note to the Institute for the Study of Aging, Inc., the principal amount of which is $462,929 and which accrues interest at 4.5% per annum. The note and accrued interest are convertible at the option of the holder, at the initial public offering price within 60 days following written notice from Corcept regarding the closing of the public offering. If not converted, the note matures in 2008.

Registration Rights


After this offering, the holders of 8,517,931 shares of common stock issued upon conversion of our preferred stock are entitled to rights of registration with respect to the registration of these shares under the Securities Act of 1933, as amended. These shares are referred to as registrable securities. The registration rights provide that if we propose to register any of our securities under the Securities Act for our own account, holders of common stock issuable upon conversion of the Series A, Series B, Series BB and Series C preferred stock, are entitled to notice of such registration and are entitled to include their registrable securities in that registration, subject to various conditions. The underwriters of any such offering have the right to limit the number of shares included in such registration.


Effect of Certain Provisions of our Amended and Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Certificate of Incorporation and Bylaws




Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:



     .   acquisition of us by means of a tender offer;



     .   acquisition of us by means of a proxy contest or otherwise; or



     .   removal of our incumbent officers and directors.



These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.



     . Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Corcept. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.



     . Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board or by our president, or by a resolution adopted by a majority of our board of directors.



     . Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.



     . Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.



     . Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.



     . Amendment of Bylaws. Any amendment of our bylaws by our stockholders requires approval by holders of at least 66 2/3% of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     . prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

     . in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

     . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar


The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, a large number of our shares of common stock outstanding will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could depress the prevailing market price and limit our ability to raise equity capital in the future.


Upon completion of this offering, we will have outstanding an aggregate of 23,935,270 shares of common stock, based upon the shares outstanding as of December 31, 2001, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options prior to completion of this offering. Of the total outstanding shares, the 4,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in accordance with Rule 144 of the Securities Act.


Sales of Restricted Shares


The remaining 19,435,270 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to "lock-up" agreements under which the holders of 16,330,055 of these shares have agreed not to offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the completion of this offering and the selling stockholder has agreed not to offer, sell or otherwise dispose of the 3,105,215 shares of common stock beneficially owned by him for one year after the completion of the offering. U.S. Bancorp Piper Jaffray Inc., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Upon expiration of the 180-day lock-up agreements, 1,578,991 shares will become eligible for sale pursuant to Rule 144(k), 14,542,868 shares will become eligible for sale under Rule 144 and 705,402 shares will become eligible for sale under Rule 701. Upon expiration of the selling stockholder's lock-up agreement, 3,105,215 additional shares will be eligible for sale under Rule 144. The remaining 2,971 shares will become eligible for sale under Rule 144 in the fourth quarter of 2002. In addition, of the 268,398 shares issuable upon exercise of options to purchase our common stock outstanding as of January 22, 2002, approximately 139,828 shares will be vested and eligible for sale 180 days after the date of this prospectus.


Eligibility of Restricted Shares for Sale in the Public Market


16,330,055 of the shares of our common stock that are not being sold in this offering but which were outstanding as of December 31, 2001 will be eligible for sale in the public market 180 days after the effective date under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations. Upon expiration of the selling stockholder's lock-up agreement, 3,105,215 additional shares will be eligible for sale under Rule 144. The remaining 2,971 shares will become eligible for sale under Rule 144 in the fourth quarter of 2002.


Stock Options


After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to issuance of options outstanding under our 2000 Stock Option Plan and reserved for future issuance under our 2001 Stock Option Plan and an option outstanding that was granted outside of our option plans. Based upon the number of shares subject to outstanding options as of January 22, 2002 and shares that will be reserved for issuance under the 2001 Stock Option Plan upon completion of this offering, the registration statement on Form S-8 would cover approximately 2,668,398 shares. Shares registered under that registration statement will generally be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Registration Rights


In addition, after this offering, the holders of preferred stock convertible into 8,517,931 shares of common stock will be entitled to rights to cause us to register the sale of such shares under the Securities Act. These shares are referred to as registrable securities. Specifically, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, holders of at least 50% of the registrable securities may require us to prepare and file a registration statement under the Securities Act at our expense covering at least 50% of the registrable securities, or any lesser amount if the shares to be included in such registration will generate anticipated aggregate net proceeds to Corcept of at least $10,000,000.


Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than one of these stockholder-initiated registrations. Once we become eligible to file a registration statement on Form S-3, the holders of at least one-third of the registrable securities may require us to register for a public offering of shares of registrable securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to specific conditions and limitations. Registration rights terminate no later than four years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year and is not an affiliate would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

     . 1% of the number of shares of common stock then outstanding (which will equal approximately shares immediately after this offering); or

     . the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are generally subject to the availability of current public information about Corcept.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell his or her shares 90 days after the effective date of this offering, unless otherwise restricted, in reliance on Rule 144, without having to comply with the holding period of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

                                 UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., CIBC World Markets Corp. and Thomas Weisel Partners LLC are acting as representatives, have agreed to buy, subject to the terms of a purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.


                                                                 Number of
     Underwriters                                                 Shares
     ------------                                                ---------
     U.S. Bancorp Piper Jaffray Inc.............................
     CIBC World Markets Corp....................................
     Thomas Weisel Partners LLC.................................
                                                                 ---------
        Total................................................... 4,500,000
                                                                 =========


The underwriters have advised us that they propose to offer the shares
initially to the public at $     per share. The underwriters propose to offer
the shares to certain dealers at the same price less a concession of not more
than $     per share. The underwriters may allow and the dealers may reallow a
concession of not more than $     per share on sales to certain other brokers
and dealers. After this offering, these figures may be changed by the underwriters.


At our request, the underwriters have reserved for sale at the initial public
offering price up to        shares of common stock to directors, employees and
persons having business relationships with or otherwise related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.



We and the selling stockholder have granted to the underwriters an option to purchase up to an additional 675,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.



The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.



                                                Per Share                   Total
                                        ------------------------- -------------------------
                                        No Exercise Full Exercise No Exercise Full Exercise
                                        ----------- ------------- ----------- -------------
Underwriting discounts and commissions
  paid by us...........................     $             $            $           $
Underwriting discounts and commissions
  paid by the selling stockholder......     $             $            $           $



We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,300,000. The selling stockholder will not pay any of the expenses of this offering except for the discounts and commissions indicated in the table above.



We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when, and as if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.


We and each of our directors and executive officers and substantially all of our stockholders have agreed not to directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable for or convertible into any shares of our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, subject to limited exceptions, without the prior written consent of U.S. Bancorp Piper Jaffray Inc. for a period of 180 days after the date of this prospectus. The selling stockholder has agreed not to do any of the above without the prior written consent of U.S. Bancorp Piper Jaffray Inc. for a period of one year after the date of this prospectus.


Prior to this offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price will include:

     .   the history of and the prospects for the industry in which we compete;

     .   our past and present operations;

     .   our historical results of operations;

     .   our prospects for future earnings;

     . the recent market prices of securities of generally comparable companies; and

     . the general condition of the securities markets at the time of this offering and other relevant factors.

The initial public offering price of the common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering and an active public market for the common stock may never develop and continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


Four individuals affiliated with U.S. Bancorp Piper Jaffray Inc., one of the representatives of the underwriters, purchased an aggregate of 18,679 shares of Series C preferred stock at a purchase price of $5.89 per share in our Series C financing in June 2001.

                                 LEGAL MATTERS


The validity of the common stock being offered by this prospectus will be passed upon for us by Heller Ehrman White & McAuliffe LLP, Menlo Park, California which has acted as our counsel in connection with this offering. As of the date of this prospectus, Heller Ehrman White & McAuliffe LLP owns 40,500 shares of our common stock and partners and associates of Heller Ehrman White & McAuliffe LLP own an additional 142,074 shares of common stock individually and through an investment limited liability company. Sarah A. O'Dowd, a director and the secretary of Corcept, is a shareholder of a professional corporation that is the general partner of Heller Ehrman White & McAuliffe LLP. The underwriters have been represented by Cooley Godward LLP, Palo Alto, California.


                                    EXPERTS


Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, and for the period from inception (May 13, 1998) to December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares of common stock offered by us and the selling stockholder in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement; some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information on Corcept and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part of the registration statement. With respect to each document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.


You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors.................... F-2
Balance Sheets....................................................... F-3
Statements of Operations............................................. F-4
Statement of Stockholders' Equity (Net Capital Deficiency)........... F-5
Statements of Cash Flows............................................. F-7
Notes to Financial Statements........................................ F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Corcept Therapeutics Incorporated


We have audited the accompanying balance sheets of Corcept Therapeutics Incorporated (a development stage company) as of December 31, 2000 and 2001, and the related statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 2001, and for the period from inception (May 13, 1998) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corcept Therapeutics Incorporated (a development stage company) at December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, and for the period from inception (May 13, 1998) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.




Palo Alto, California

January 22, 2002,


except for the last paragraph of Note 9,

as to which the date is

January    , 2002




- --------------------------------------------------------------------------------

The foregoing report is in the form that will be signed upon the completion of the stock split described in Note 9 to the financial statements.



                                          /s/  ERNST & YOUNG



Palo Alto, California


January 25, 2002

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                                BALANCE SHEETS




                                                                                                        Unaudited
                                                                                                        Pro Forma
                                                                                                      Stockholders'
                                                                                  December 31,          Equity at
                                                                            ------------------------  December 31,
                                                                               2000         2001          2001
                                                                            -----------  -----------  -------------
                                                                                                        (Note 1)
Assets
Current assets:
    Cash and cash equivalents.............................................. $ 1,000,395  $22,979,740
    Prepaid expenses.......................................................      14,204      664,069
                                                                            -----------  -----------
       Total current assets................................................   1,014,599   23,643,809
Property and equipment, net of accumulated depreciation....................      31,251       36,185
Other assets...............................................................          --      578,752
                                                                            -----------  -----------
       Total assets........................................................ $ 1,045,850  $24,258,746
                                                                            ===========  ===========
Liabilities and stockholders' equity (net capital deficiency)
Current liabilities:
    Accounts payable....................................................... $    52,951  $   861,210
    Accrued clinical expenses..............................................     172,535      223,800
    Accrued legal expenses.................................................      66,829      233,000
    Other accrued liabilities..............................................      49,707      102,096
    Convertible promissory notes...........................................     900,000           --
                                                                            -----------  -----------
       Total current liabilities...........................................   1,242,022    1,420,106
Convertible note payable...................................................          --      462,929
                                                                            -----------  -----------
       Total liabilities...................................................   1,242,022    1,883,035

Commitments

Stockholders' equity (net capital deficiency):
    Convertible preferred stock, $0.00001 par value, issuable in series;
     10,000,000 shares authorized at December 31, 2001 ($0.00001 par value; 10,000,000 shares authorized pro forma); 1,007,760 and 5,095,654 shares issued and outstanding at December 31,
     2000 and 2001, respectively (none pro forma); aggregate
     liquidation preference of $1,856,379, and $29,881,463 at
     December 31, 2000 and 2001, respectively (none pro forma).............          10           51   $        --
    Common stock, $0.00001 par value; 140,000,000 shares
     authorized at December 31, 2001 ($0.00001 par value;
     140,000,000 shares authorized pro forma); 10,391,626, and
     11,374,227 shares issued and outstanding at December 31, 2000
     and 2001, respectively (19,935,270 shares pro forma)..................         104          114           199
    Additional paid-in capital.............................................   2,186,422   41,321,742    41,321,708
    Notes receivable from stockholders.....................................          --     (438,165)     (438,165)
    Deferred compensation..................................................    (215,432)  (8,591,917)   (8,591,917)
    Deficit accumulated during the development stage.......................  (2,167,276)  (9,916,114)   (9,916,114)
                                                                            -----------  -----------   -----------
       Total stockholders' equity (net capital deficiency).................    (196,172)  22,375,711   $22,375,711
                                                                            -----------  -----------   ===========
       Total liabilities and stockholders' equity (net capital
        deficiency)........................................................ $ 1,045,850  $24,258,746
                                                                            ===========  ===========


See accompanying notes.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                           STATEMENTS OF OPERATIONS




                                                                                     Period from
                                                                                      inception
                                                                                       (May 13,
                                                     Years ended December 31,          1998) to
                                               ------------------------------------  December 31,
                                                  1999        2000         2001          2001
                                               ----------  -----------  -----------  ------------
Operating expenses:
   Research and development*.................. $  139,977  $ 1,319,453  $ 6,008,986  $  7,468,416
   General and administrative*................    173,542      576,683    2,292,159     3,053,432
                                               ----------  -----------  -----------  ------------
       Total operating expenses...............    313,519    1,896,136    8,301,145    10,521,848
                                               ----------  -----------  -----------  ------------
Loss from operations..........................   (313,519)  (1,896,136)  (8,301,145)  (10,521,848)
Interest and other income, net................      4,839       53,616      600,420       658,875
Interest expense..............................     (1,382)      (3,646)     (48,113)      (53,141)
                                               ----------  -----------  -----------  ------------
Net loss...................................... $ (310,062) $(1,846,166) $(7,748,838) $ (9,916,114)
                                               ==========  ===========  ===========  ============
Basic and diluted net loss per share.......... $    (0.09) $     (0.33) $     (1.08)
                                               ==========  ===========  ===========
Shares used in computing basic and diluted net
  loss per share..............................  3,544,001    5,600,456    7,201,079
                                               ==========  ===========  ===========
Pro forma basic and diluted net loss
  per share................................... $    (0.04) $     (0.15) $     (0.52)
                                               ==========  ===========  ===========
Shares used in computing pro forma basic and
  diluted net loss per share..................  8,672,758   12,085,696   14,994,363
                                               ==========  ===========  ===========
* Includes non-cash stock-based compensation
           of the following:
   Research and development................... $    7,350  $    90,271  $ 1,168,649  $  1,266,270
   General and administrative.................         --           --      680,158       680,158
                                               ----------  -----------  -----------  ------------
       Total non-cash stock-based
         compensation......................... $    7,350  $    90,271  $ 1,848,807  $  1,946,428
                                               ==========  ===========  ===========  ============



See accompanying notes.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

          STATEMENT OF STOCKHOLDERS' EQUITY (Net Capital Deficiency)




                                                                                                                       Deficit
                                                          Convertible                                                Accumulated
                                                        Preferred Stock     Common Stock    Additional               During the
                                                        ---------------- -----------------   Paid-In      Deferred   Development
                                                         Shares   Amount   Shares    Amount  Capital    Compensation    Stage
                                                        --------- ------ ----------  ------ ----------  ------------ -----------
Balance at inception (May 13, 1998)....................        --  $--           --   $ --  $       --   $      --   $        --
  Issuance of common stock to directors for cash in
   June and July 1998..................................        --   --    9,000,000     90       2,410          --            --
  Issuance of common stock to a director for cash in
   May 1999............................................        --   --    2,125,126     21      64,913          --            --
  Issuance of common stock to Stanford and directors
   in conjunction with a license agreement in
   October 1999........................................        --   --       36,000     --       1,100          --            --
  Issuance of Series A convertible preferred stock to
   institutional and individual investors at $1.08 per
   share for cash and conversion of notes payable,
   net of issuance costs of $33,756 in May 1999........   607,761    6           --     --     622,620          --            --
  Common stock issued to attorneys and consultants
   in exchange for services in May 1999................        --   --       58,500      1       1,787          --            --
  Issuance of common stock upon option exercise........        --   --       72,000      1          19          --            --
  Repurchase of common stock held by director in
   March 1999..........................................        --   --     (900,000)    (9)       (241)         --            --
  Deferred compensation related to options granted to
   nonemployees........................................        --   --           --     --      64,935     (64,935)           --
  Amortization of deferred compensation................        --   --           --     --          --       7,350            --
  Net loss from inception to December 31, 1999.........        --   --           --     --          --          --      (321,110)
                                                        ---------  ---   ----------   ----  ----------   ---------   -----------
Balance at December 31, 1999...........................   607,761    6   10,391,626    104     757,543     (57,585)     (321,110)
  Issuance of Series B convertible preferred stock to
   institutional and individual investors at $3.00 per
   share for cash, net of issuance costs of $19,232 in
   January 2000........................................   399,999    4           --     --   1,180,761          --            --
  Deferred compensation related to options granted to
   an employee and nonemployees........................        --   --           --     --     248,118    (248,118)           --
  Amortization of deferred compensation................        --   --           --     --          --      90,271            --
  Net loss.............................................        --   --           --     --          --          --    (1,846,166)
                                                        ---------  ---   ----------   ----  ----------   ---------   -----------
Balance at December 31, 2000 (carried forward)......... 1,007,760   10   10,391,626    104   2,186,422    (215,432)   (2,167,276)




                                                            Total
                                                        Stockholders'
                                                         Equity (Net
                                                           Capital
                                                         Deficiency)
                                                        -------------
Balance at inception (May 13, 1998)....................  $        --
  Issuance of common stock to directors for cash in
   June and July 1998..................................        2,500
  Issuance of common stock to a director for cash in
   May 1999............................................       64,934
  Issuance of common stock to Stanford and directors
   in conjunction with a license agreement in
   October 1999........................................        1,100
  Issuance of Series A convertible preferred stock to
   institutional and individual investors at $1.08 per
   share for cash and conversion of notes payable,
   net of issuance costs of $33,756 in May 1999........      622,626
  Common stock issued to attorneys and consultants
   in exchange for services in May 1999................        1,788
  Issuance of common stock upon option exercise........           20
  Repurchase of common stock held by director in
   March 1999..........................................         (250)
  Deferred compensation related to options granted to
   nonemployees........................................           --
  Amortization of deferred compensation................        7,350
  Net loss from inception to December 31, 1999.........     (321,110)
                                                         -----------
Balance at December 31, 1999...........................      378,958
  Issuance of Series B convertible preferred stock to
   institutional and individual investors at $3.00 per
   share for cash, net of issuance costs of $19,232 in
   January 2000........................................    1,180,765
  Deferred compensation related to options granted to
   an employee and nonemployees........................           --
  Amortization of deferred compensation................       90,271
  Net loss.............................................   (1,846,166)
                                                         -----------
Balance at December 31, 2000 (carried forward).........     (196,172)


See accompanying notes.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

          STATEMENT OF STOCKHOLDERS' EQUITY (Net Capital Deficiency)

                                  (Continued)






                                                                             Convertible
                                                                           Preferred Stock    Common Stock    Additional
                                                                           ---------------- -----------------  Paid-In
                                                                            Shares   Amount   Shares   Amount  Capital
                                                                           --------- ------ ---------- ------ -----------
Balance at December 31, 2000 (brought forward)............................ 1,007,760  $10   10,391,626  $104  $ 2,186,422
 Issuance of Series B convertible preferred stock to consultants in
   exchange for services in January and April 2001........................    11,534   --           --    --      204,709
 Issuance of Series BB convertible preferred stock to institutional and individual investors at $4.033 per share upon conversion of promissory
   notes in May 2001......................................................   268,077    3           --    --    1,081,152
 Issuance of Series C convertible preferred stock to institutional and individual investors at $7.066 per share for cash, net of issuance costs of approximately $95,000 in May and
   June 2001.............................................................. 3,806,957   38           --    --   26,804,929
 Issuance of Series C convertible preferred stock to consultants in
   exchange for services in October 2001..................................     1,326   --           --    --       20,049
 Issuance of common stock to a consultant for cash below fair value in
   April 2001.............................................................        --   --       60,000     1      344,999
 Issuance of common stock upon option exercises...........................        --   --      921,402     9      439,083
 Issuance of common stock in conjunction with a license agreement.........        --   --        1,199    --       15,107
 Deferred compensation related to options granted to employees and
   nonemployees...........................................................        --   --           --    --   10,225,292
 Amortization of deferred compensation....................................        --   --           --    --           --
 Net loss.................................................................        --   --           --    --           --
                                                                           ---------  ---   ----------  ----  -----------
Balance at December 31, 2001.............................................. 5,095,654  $51   11,374,227  $114  $41,321,742
                                                                           =========  ===   ==========  ====  ===========




                                                                                                        Deficit        Total
                                                                              Notes                   Accumulated  Stockholders'
                                                                            Receivable                During the    Equity (Net
                                                                               From       Deferred    Development     Capital
                                                                           Stockholders Compensation     Stage      Deficiency)
                                                                           ------------ ------------  -----------  -------------
Balance at December 31, 2000 (brought forward)............................  $      --   $   (215,432) $(2,167,276)  $  (196,172)
 Issuance of Series B convertible preferred stock to consultants in
   exchange for services in January and April 2001........................         --             --           --       204,709
 Issuance of Series BB convertible preferred stock to institutional and individual investors at $4.033 per share upon conversion of promissory
   notes in May 2001......................................................         --             --           --     1,081,155
 Issuance of Series C convertible preferred stock to institutional and individual investors at $7.066 per share for cash, net of issuance costs of approximately $95,000 in May and
   June 2001..............................................................         --             --           --    26,804,967
 Issuance of Series C convertible preferred stock to consultants in
   exchange for services in October 2001..................................         --             --           --        20,049
 Issuance of common stock to a consultant for cash below fair value in
   April 2001.............................................................         --             --           --       345,000
 Issuance of common stock upon option exercises...........................   (438,165)            --           --           927
 Issuance of common stock in conjunction with a license agreement.........         --             --           --        15,107
 Deferred compensation related to options granted to employees and
   nonemployees...........................................................         --    (10,225,292)          --            --
 Amortization of deferred compensation....................................         --      1,848,807           --     1,848,807
 Net loss.................................................................         --             --   (7,748,838)   (7,748,838)
                                                                            ---------   ------------  -----------   -----------
Balance at December 31, 2001..............................................  $(438,165)  $ (8,591,917) $(9,916,114)  $22,375,711
                                                                            =========   ============  ===========   ===========


See accompanying notes.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                           STATEMENTS OF CASH FLOWS




                                                                                                  Period from
                                                                                                   inception
                                                                 Years ended December 31,       (May 13, 1998)
                                                           -----------------------------------  to December 31,
                                                             1999        2000         2001           2001
                                                           ---------  -----------  -----------  ---------------
Operating activities
Net loss.................................................. $(310,062) $(1,846,166) $(7,748,838)   $(9,916,114)
Adjustments to reconcile net loss to net cash used in
 operations:
    Depreciation..........................................        37        1,556        9,153         10,746
    Non-cash stock-based compensation.....................     7,350       90,271    1,848,807      1,946,428
    Expense related to stock issued for services..........     1,788       27,595        9,375         45,696
    Expense related to stock issued in conjunction with
     license agreement....................................     1,100           --       13,470         14,570
    Interest accrued on convertible promissory notes......     1,382        3,544       46,763         51,689
    Expense related to stock issued below fair value......        --           --      522,487        522,487
    Changes in operating assets and liabilities:
     Prepaid expenses.....................................       (21)     (14,183)    (649,865)      (664,069)
     Other assets.........................................        --           --     (578,752)      (578,752)
     Accounts payable.....................................    33,838       29,670      789,691        861,210
     Accrued liabilities..................................        --      239,364      307,327        539,754
                                                           ---------  -----------  -----------    -----------
       Net cash used in operating activities..............  (264,588)  (1,468,349)  (5,430,382)    (7,166,355)
                                                           ---------  -----------  -----------    -----------
Investing activities
Purchases of property and equipment.......................    (4,464)     (28,380)     (14,087)       (46,931)
                                                           ---------  -----------  -----------    -----------
       Net cash used in investing activities..............    (4,464)     (28,380)     (14,087)       (46,931)
                                                           ---------  -----------  -----------    -----------
Financing activities
Proceeds from issuance of convertible note payable........        --           --      462,929        462,929
Proceeds from convertible promissory notes................        --      900,000      150,000      1,080,000
Proceeds from issuance of common stock....................    64,954           --        5,927         73,381
Payment to repurchase common stock........................      (250)          --           --           (250)
Proceeds from issuance of convertible preferred stock, net
 of cash paid for issuance costs..........................   591,244    1,180,765   26,804,958     28,576,966
                                                           ---------  -----------  -----------    -----------
       Net cash provided by financing activities..........   655,948    2,080,765   27,423,814     30,193,026
                                                           ---------  -----------  -----------    -----------
Net increase in cash and cash equivalents.................   386,896      584,036   21,979,345     22,979,740
Cash and cash equivalents at beginning of period..........    29,463      416,359    1,000,395             --
                                                           ---------  -----------  -----------    -----------
Cash and cash equivalents at end of period................ $ 416,359  $ 1,000,395  $22,979,740    $22,979,740
                                                           =========  ===========  ===========    ===========
Supplemental disclosure of noncash financing activities
Conversion of convertible promissory notes and accrued
 interest to convertible preferred stock.................. $  30,000  $        --  $ 1,081,155    $ 1,111,155
                                                           =========  ===========  ===========    ===========
Issuance of preferred stock for services.................. $      --  $        --  $    34,533    $        --
                                                           =========  ===========  ===========    ===========
Supplemental disclosure of cash flow information
Interest paid............................................. $      --  $       102  $     1,686    $     1,788
                                                           =========  ===========  ===========    ===========
Taxes paid................................................ $      --  $     1,121  $        --    $     1,121
                                                           =========  ===========  ===========    ===========



See accompanying notes.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Corcept Therapeutics Incorporated (the Company or Corcept) was incorporated in the state of Delaware on May 13, 1998, and its facilities are located in Menlo Park, California. The Company is a pharmaceutical company engaged in the development of drugs for the treatment of severe psychiatric and neurological diseases.


The Company's primary activities since incorporation have been establishing its offices, recruiting personnel, conducting research and development, performing business and financial planning, raising capital, and overseeing clinical trials. Accordingly, the Company is considered to be in the development stage. In connection with these activities from inception (May 13, 1998) to December 31, 1998, the Company incurred total expenses of $11,048 which, due to immateriality, have not been presented separately.


In the course of its development activities, the Company has sustained operating losses and expects such losses to continue for at least the next several years. The Company plans to continue to finance its operations with a combination of equity and debt issuances. The Company's ability to continue as a going concern is dependent upon successful execution of its financing strategy and, ultimately, upon achieving profitable operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Research and Development

Research and development expenses consist of costs incurred for Company-sponsored research and development activities. These costs include direct (including nonrefundable payments to third parties) and research-related overhead expenses as well as the cost of funding clinical trials, and are expensed as incurred. Costs to acquire technologies that are utilized in research and development and that have no alternative future use are expensed when incurred (see Note 2).

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Credit Risks and Concentrations

The Company's concentration of credit risk consists of cash and cash equivalents. The Company is exposed to credit risk in the event of default by the financial institutions holding the cash and cash equivalents, to the extent of the amount recorded on the balance sheets.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


Segment Reporting

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," which requires companies to report selected information about operating segments, as well as enterprisewide disclosures about products, services, geographical areas, and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance. The Company has only one operating segment, the development of pharmaceutical products for the treatment of psychotic major depression and other severe psychiatric and neurological diseases.

Cash Equivalents

The Company considers all highly liquid investments purchased with maturities from the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market deposits. Fair value of these deposits approximates cost at December 31, 2000 and 2001.

Comprehensive Loss

The Company's total comprehensive net loss was the same as its net loss for the period from inception (May 13, 1998) through December 31, 2001.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the assets ranging from three to five years or the applicable lease term, if shorter.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Options granted to nonemployees are accounted for in accordance with Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods, or Services" (EITF 96-18), and are periodically remeasured as they are earned.


Unaudited Pro Forma Information



In December 2001, the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with the proposed initial public offering. If the initial public offering is consummated under the terms presently anticipated, all of the preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholder's equity at December 31, 2001, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The Company is required to adopt FAS 133 for the year ending December 31, 2001. FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company currently holds no derivative financial instruments and does not currently engage in hedging activities. The adoption of FAS 133 has not had a material impact on the Company's financial position or results of operations.

In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB Opinion No. 25" (FIN 44). FIN 44 clarifies the application of APB 25 and, among other issues, clarifies the following: the definition of an employee for the purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The adoption of certain of the conclusions of FIN 44 covering events occurring during the period after December 15, 1998 or January 12, 2000 and the adoption of FIN 44 on July 1, 2000 did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (FAS 141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142).

FAS 141 supercedes Accounting Principles Board Opinion No. 16, "Business Combinations." The most significant changes made by FAS 141 are: (1) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) establishing specific criteria for the recognition of intangible assets separately from goodwill, and (3) requiring unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized).

FAS 142 supercedes Accounting Principles Board Opinion No. 17, "Intangible Assets." FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to business combinations (i.e., the postacquisition accounting). The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001; however, certain provisions of this new standard may also apply to any acquisitions concluded subsequent to June 30, 2001. The most significant changes made by FAS 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, and (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

The Company is required to adopt FAS 141 and FAS 142 on a prospective basis as of January 1, 2002; however, certain provisions of these new standards may also apply to any acquisitions concluded subsequent to June 30, 2001. The adoption of these standards is not expected to have a material impact on the Company's financial position or results of operations.


Reclassification



Certain reclassifications of prior year amounts have been made to conform to current year presentation.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


2.  COLLABORATIVE AND LICENSE AGREEMENTS

Stanford License Agreements

In October 1998, the Company entered into an agreement with The Board of Trustees of Leland Stanford Junior University (Stanford) in which Stanford granted the Company an exclusive option to acquire an exclusive license for inventions and patents related to "Mifepristone for Psychotic Major Depression" and "Mifepristone and Alzheimer's Disease" (the license option) owned by Stanford. The initial term of the license option expired on April 1, 1999. In exchange for the license option, the Company agreed to pay Stanford a license fee. The Company extended the initial term of the license option to October 1, 1999 by paying Stanford an additional license fee, in accordance with the license option agreement.


In July 1999, the Company exercised its option to acquire an exclusive license to a patent covering the use of glucocorticoid receptors antagonists for the treatment of psychotic major depression and a pending patent application covering the use of glucocorticoid receptors antagonists for the treatment of early dementia, as specified in the license agreement entered into upon exercise of the option. This license agreement expires upon the expiration of the related patents or upon notification by the Company to Stanford. In exchange for the license, the Company agreed to pay Stanford a license fee and immediately issue 36,000 shares of the Company's common stock to Stanford. The Company is further required to pay Stanford a minimum license fee each year as a nonrefundable royalty payment and may be further required to pay additional royalty fees for sales of the related drug. The annual minimum royalty payments are creditable against future royalties related to product sales. The Company is also obligated to pay certain significant milestones upon filing of the first New Drug Application with the United States Food and Drug Administration
(FDA) and upon FDA approval of the related drug. The milestone payments are creditable against future royalties. The Company has expensed payments and the value of the common stock issued to Stanford as research and development costs.



In March 2001, the Company entered into another agreement with Stanford in which Stanford granted the Company an exclusive license for inventions and patents related to "Glucocorticoid Blocking Agents for Increasing Blood-Brain Permeability" owned by Stanford. This license agreement expires upon the expiration of the related patents or upon notification by the Company to Stanford. In exchange for the license, the Company agreed to pay Stanford a license fee and immediately issue 1,200 shares of the Company's common stock. The Company is further required to pay Stanford a minimum license fee each per year as a nonrefundable royalty payment and may be further required to pay additional royalty fees for sales of the related drug. The annual minimum royalty payments are creditable against future royalties related to product sales. The Company is also obligated to pay certain significant milestones upon the commencement of Phase III trials associated with the license and upon FDA approval of the related drug. The milestone payments are creditable against future royalties. The Company has expensed payments and the value of the common stock issued to Stanford as research and development costs.


Manufacturing Agreement

In June 2000, the Company entered into a Memorandum of Understanding with a pharmaceutical manufacturer in which the manufacturer agreed to produce C-1073 (Mifepristone) for the Company. In exchange, the Company agreed to share initial research and development costs related to the manufacturing process, which consists of the acquisition of starting materials, equipment and manpower to complete the technology transfer, process development, and scale-up studies. The Company has expensed these amounts as incurred in 2001. Further, the Company has committed to purchase $1,000,000 of C-1073 per year from the manufacturer following the approval and initiation of commercial sales of C-1073.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


Institute for the Study of Aging Note Payable


In January 2001, the Company issued a convertible note payable for $462,929 to the Institute for the Study of Aging in exchange for cash. The Company has agreed to use the note payable proceeds solely for conducting specified research. The note bears interest at a rate of 4.5% per year and is payable on demand beginning in January 2008, if not earlier converted. The principal and accrued interest is convertible at the election of the holder following the first to occur of the following events: (1) upon an initial public offering, the note converts into common stock at the offering price, (2) upon a merger or acquisition whereby the holders of the Company's stock do not retain majority voting power, the note converts into preferred stock at the price paid per share in the most recent round of preferred stock financing, or (3) upon approval to market by the FDA of mifepristone for treatment of Alzheimer's disease, the note converts into preferred stock at the price paid per share in the most recent round of preferred stock financing. The Company may prepay all or any portion of the note at any time without penalty.


3.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:


                                                     December 31,
                                                  -----------------
                                                   2000      2001
                                                  -------  --------
Computer equipment............................... $32,844  $ 46,931
Less accumulated depreciation....................  (1,593)  (10,746)
                                                  -------  --------
                                                  $31,251  $ 36,185
                                                  =======  ========



Depreciation expense amounted to $10,746 and $9,153 for the period from inception (May 13, 1998) to December 31, 2001 and for the year ended December 31, 2001, respectively. As of December 31, 2001, the Company had not entered into any capital leases.


4.  CONVERTIBLE PROMISSORY NOTES


In July 1998, the Company entered into convertible promissory notes with three founders for a total of $30,000. The notes accrued interest at 5.56% per year and were to mature on June 25, 1999 if not earlier converted into Series A convertible preferred stock. In May 1999, the notes and $1,382 of accrued interest converted into 29,057 shares of Series A convertible preferred stock at $1.00 per share.



In December 2000, the Company entered into convertible promissory notes with several investors for a total of $900,000, including $50,000 with a founder (who is also an officer). The notes accrued interest at 8% per year and were to mature on December 31, 2001 if not earlier converted into Series BB convertible preferred stock. In January 2001, the Company issued an additional $150,000 convertible notes payable to a founder (who is also an officer). In May 2001, the Company converted the notes and $31,211 accrued interest into 268,077 shares of Series BB convertible preferred stock at $4.033 per share in accordance with the terms of the original convertible notes.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


5.  COMMITMENTS


The Company leased its facilities during 2000 under a cancelable operating lease arrangement with an affiliate of a member of the Company's Board of Directors. In January 2001, the Company entered into a noncancelable operating lease arrangement with a related party for approximately 2,700 square feet for general corporate purposes in Menlo Park, California. The related cost of this lease is approximately $14,000 per month. The lease is noncancelable through January 2003. The approximate minimum rental commitment under this lease for the year ending December 31, 2002 is $168,276.





No rent expense was incurred for the period from inception (May 13, 1998) to December 31, 1999. Rent expense amounted to approximately $14,980 and $165,019 for the years ended December 31, 2000 and 2001, respectively.


6.  STOCKHOLDERS' EQUITY

Convertible Preferred Stock


As of December 31, 2001, the Company was authorized to issue up to 10,000,000 shares of convertible preferred stock, issuable in series, with the rights and preferences of each designated series to be determined by the Company's board of directors. The Company had designated convertible preferred stock that consisted of Series A, B, BB, and C convertible preferred stock, collectively referred to as "preferred stock."





Preferred stock at December 31, 2000 and 2001 was as follows:



                                                       Shares     Per Share   Aggregate
                                          Designated Issued and  Liquidation Liquidation
                                            Shares   Outstanding Preference  Preference
                                          ---------- ----------- ----------- -----------
   Series A convertible preferred stock..   610,000     607,761    $ 1.08    $   656,382
   Series B convertible preferred stock..   415,000     399,999    $ 3.00      1,199,997
                                          ---------   ---------              -----------
Balance at December 31, 2000............. 1,025,000   1,007,760                1,856,379
   Series B convertible preferred stock..        --      11,534    $ 3.00         34,602
   Series BB convertible preferred stock.   268,077     268,077    $4.033      1,081,155
   Series C convertible preferred stock.. 3,821,115   3,808,283    $7.066     26,909,327
                                          ---------   ---------              -----------
Balance at December 31, 2001............. 5,114,192   5,095,654              $29,881,463
                                          =========   =========              ===========



Series A, B, BB, and C convertible preferred stockholders are entitled to receive noncumulative dividends at the annual rate of $0.0648, $0.18, $0.24198 and $0.42396 per share, respectively, when and if declared by the board of directors and payable in preference to any dividends payable to common stockholders. As of December 31, 2001, no dividends had been declared or paid by the Company.


The holders of each share of preferred stock are entitled to one vote for each share of common stock into which such share is convertible.


Each share of preferred stock is convertible into common stock at the option of the holder. Each share of Series A and B convertible preferred stock converts into 3.6 shares of common stock and each share of Series BB and C convertible preferred stock converts into 1.2 shares of common stock. Conversion is automatic upon the earlier of: (1) an underwritten public offering of the Company's common stock with

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

aggregate proceeds in excess of $35,000,000 and a per share price of not less than $10.00, or (2) upon the written consent of the holders of a majority of the outstanding shares of preferred stock. The preferred stock conversion rate is subject to adjustment in the event of any stock combination, stock split, stock dividend, recapitalization, or other similar transaction.

Each holder of preferred stock shall be entitled to receive, prior and in preference to any distribution of the assets or surplus funds of the Company to the holders of common stock, the amount of the liquidation preference of each share plus an amount equal to all declared but unpaid dividends on such shares. If, upon the occurrence of a liquidation event, the assets and funds available to be distributed among preferred stockholders is insufficient to permit payment of the full preferential amount, then the assets and funds of the Company will be distributed ratably based on the total preferential amount due to each preferred stockholder. After full payment has been made to the preferred stockholders, the remaining assets of the Company available for distribution will be distributed ratably among the common stockholders.

Common Stock

In June 2000, the board of directors and stockholders approved a 3-for-1 stock split of the Company's common stock. All common share information has been restated to reflect this split.


At December 31, 2000 and 2001, the Company was authorized to issue 36,000,000 and 140,000,000 shares of common stock, respectively. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company.



In June and July 1998, the Company issued 9,000,000 shares of common stock to three founders at $0.000278 per share. A portion of the outstanding shares of common stock are subject to repurchase at the original issuance price should the stockholders terminate providing services to the Company or in certain other instances, as defined in the individual stock restriction agreements. The repurchase right generally lapses as to one fifth of the total shares after one year, and monthly over the remaining four years. In March 1999, the Company repurchased 900,000 shares of common stock from one founder at the original issuance price, in accordance with the terms of the stock restriction agreement.



In June 1999, the Company issued 2,125,126 shares of common stock to a director for cash proceeds of $64,934. The Company has the right to repurchase a portion of the common stock shares upon termination of services, at the original exercise price. The Company's right of repurchases lapses with respect to 20% of the total number of shares of common stock on the first anniversary of the date of the original agreement, with the remaining balance vesting ratably at the end of each month over the remaining four years. At December 31, 2000 and 2001, 4,773,169 and 4,120,123 shares of common stock are subject to repurchase, respectively.



In April 2001, the Company issued 60,000 shares of common stock to a director for cash proceeds of $5,000. The shares were issued below the deemed fair market value at the date of grant and the Company recorded expense for the difference between the fair market value and issue price.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)




Common stock shares reserved for future issuance are as follows:


                                                           December 31,
                                                       --------------------
                                                         2000       2001
                                                       --------- ----------
     Conversion of convertible preferred stock........ 3,627,936  8,561,090
     Conversion of convertible notes payable..........   268,832         --
     Exercise of outstanding options..................   360,000    238,398
     Shares available for grant under stock option
       plans.......................................... 1,128,000  1,534,200
     Shares earned under consulting and license
       agreements.....................................    33,113         --
                                                       --------- ----------
                                                       5,417,881 10,333,688
                                                       ========= ==========


Additionally, the Company has an outstanding convertible note payable that converts at the initial public offering price at the holder's option.


Amended and Restated Certificate of Incorporation



In December 2001, the board of directors approved, subject to stockholder approval, the amendment to the certificate of incorporation to increase the authorized common stock to 140,000,000 shares, $0.00001 per value. The board of directors has the authority to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of common stock.




Stock Option Plan


In October 2000, the Company adopted the 2000 Stock Option Plan (the 2000
Plan), which provided for the issuance of option grants for up to 1,200,000 shares of the Company's common stock to eligible participants. Under the 2000 Plan, options to purchase common stock may be granted at no less than 100% of fair value on the date of grant for incentive stock options and 85% of fair value on the date of grant for nonqualified options, as determined by the board of directors. Options become exercisable at such times and under such conditions as determined by the board of directors. The 2000 Plan provides for grants of immediately exercisable options; however, the Company has the right to repurchase any common stock upon termination of employment or services at the original exercise price, where the right of repurchase has not lapsed. Shares repurchased by the Company do not return to the option pool. Options generally vest over a four- or five-year period and have a maximum term of ten years. Incentive stock options generally vest at a rate of 20% at the end of the first year of vesting with the remaining balance vesting ratably over the next four years.



In May 2001, the Company increased the number of shares of common stock authorized for issuance under the 2000 Plan by 1,200,000 shares, to a total of 2,400,000 shares.



2001 Stock Option Plan



In December 2001, the Company's board of directors and stockholders adopted the 2001 Stock Option Plan (the 2001 Plan). The 2001 Plan provides for the issuance of option grants for up to 2,000,000 shares of the Company's common stock to eligible participants and will become effective on the date of

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


the initial public offering. The 2001 Plan is the successor to the Company's 2000 Plan and, upon its effective date, no additional shares will be granted under the 2000 Plan. The 2001 Plan provides for the granting of incentive stock options and nonqualified stock options.


Options to Consultants


As of December 31, 2001, the Company had granted options to purchase 432,600 shares of common stock to consultants (360,000 of which were outside of the 2000 Plan), 288,000 of which were exercised, none of which remained subject to repurchase, and 58,450 of which were unvested. These options were granted in exchange for services to be rendered and vest over a period of three to five years. The Company recorded deferred stock compensation related to option grants to non-employees of approximately $65,000, $206,000 and $601,000 for the years ended December 31, 1999, 2000 and 2001, respectively. The Company recognized stock-based compensation expense related to option grants to non-employees of approximately $7,000, $82,000 and $316,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Such amounts are recorded as expenses in the periods these options vest.


The unvested shares held by consultants have been and will be marked-to-market using the Company's estimate of fair value (or the quoted market price if a public market for the Company's equity securities exists) at the end of each accounting period pursuant to EITF 96-18.

Stock-Based Compensation

The following table summarizes all stock plan activity:


                                                           Stock Options
                                                     --------------------------
                                           Shares              Weighted-Average
                                          Available   Shares    Exercise Price
                                          ---------  --------  ----------------
    Shares authorized upon 2000 Plan
      adoption........................... 1,200,000        --          --
    Shares granted.......................   (72,000)   72,000       $0.08
    Shares exercised.....................        --        --          --
                                          ---------  --------
 Balance at December 31, 2000............ 1,128,000    72,000       $0.08
    Additional shares authorized under
      2000 Plan.......................... 1,200,000        --          --
    Shares granted.......................  (793,800)  793,800       $0.62
    Shares exercised.....................        --  (705,402)      $0.62
                                          ---------  --------
 Balance at December 31, 2001............ 1,534,200   160,398       $0.35
                                          =========  ========
    Shares exercisable at end of period..             160,398       $0.35
                                                     ========



As discussed in Note 1, the Company applies APB 25 and related interpretations in accounting for the 2000 Plan. For the years ended December 31, 1999, 2000 and 2001, the Company recorded approximately $0, $42,000 and $9,624,000, respectively, in deferred compensation for employee stock options to purchase common stock granted at exercise prices deemed to be below the fair value of common stock. Compensation expense of approximately $0, $8,000 and $1,533,000 was recognized for employee options using the graded vesting method during the years ended December 31, 1999, 2000 and 2001, respectively. The Company's policy is to use the graded vesting method for recognizing compensation costs for fixed employee awards with pro rata vesting. The Company amortizes the deferred stock-based compensation of employee options on the graded vesting method over the vesting

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

periods of the applicable stock options, generally five years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than the straight-line method.


During 2001, the Company hired as employees two individuals who were previously granted options to purchase a total of 24,000 shares of common stock as consultants. The Company remeasured the value of these options on the date of the changes in status in accordance with FIN 44.



Stockholder Notes Receivable



During 2001, the Company received notes from stockholders in the aggregate amount of $438,165 in conjunction with the exercise of 702,000 shares of common stock options issued under the 2000 Plan. The notes are secured by the related shares of common stock and are full recourse notes, with interest compounded annually at a rate of 6.5% per year. The notes mature ten years from the date of issuance.


As required under FAS 123, the following pro forma net loss and net loss per share presentations reflect the amortization of the fair value of the stock option grants as expense. For purposes of this disclosure, the fair value of the stock options, is amortized to expense over the options' vesting periods. The Company's pro forma information follows:




                                                                                       Period from
                                                                                        inception
                                                                                         (May 13,
                                                             Years ended December 31,     1998) to
                                                            -------------------------- December 31,
                                                             1999      2000    2001        2001
                                                            ------   -------  -------  ------------
                                                            (In thousands, except per share amounts
As reported net loss....................................... $ (310)  $(1,846) $(7,749)   $(9,916)
Pro forma net loss......................................... $ (310)  $(1,844) $(7,435)   $(9,602)
As reported net loss per share--basic and diluted.......... $(0.09)  $ (0.33) $ (1.08)        --
Pro forma net loss per share--basic and diluted............ $(0.09)  $ (0.33) $ (1.03)        --



The weighted-average date of grant fair value was $0.00, $1.78 and $6.96 for employee stock options granted for the years ended December 31, 1999, 2000 and 2001, respectively. The fair value of stock options granted during all periods was estimated at the date of the option grant using the minimum value option pricing model with the following assumptions: a risk-free interest rate of 5.5%, an expected life of the options of 10 years and a dividend rate of zero.


The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures in future years as the periods presented include only one year of stock purchase right grants under the 2000 Plan.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


7.  INCOME TAXES

No income tax provision was recorded due to the operating losses incurred by the Company.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:


                                                               December 31,
                                                              --------------
                                                              2000    2001
                                                              -----  -------
                                                              (In thousands)
  Deferred tax assets:
     Net operating losses.................................... $ 400  $ 2,000
                                                              -----  -------
  Total deferred tax assets..................................   400    2,000
  Valuation allowance........................................  (400)  (2,000)
                                                              -----  -------
  Net deferred tax assets.................................... $  --       --
                                                              =====  =======



Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $50,000, $350,000 and $1,600,000 during the years ended 1999, 2000 and 2001, respectively.



As of December 31, 2001, the Company had federal net operating loss carryforwards for federal and state income tax purposes of approximately $5,000,000 which expire in the years beginning 2007.


Utilization of the Company's net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

                       CORCEPT THERAPEUTICS INCORPORATED
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


8.  NET LOSS PER SHARE

The Company follows the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic and diluted net loss per share is computed by dividing the consolidated net loss by the weighted-average number of common shares outstanding during the period less outstanding shares subject to repurchase. Outstanding shares subject to repurchase are not included in the computation of basic net loss per share until the Company's time-based repurchase rights have lapsed.


                                                                      Years ended December 31,
                                                              ----------------------------------------
                                                                  1999            2000        2001
                                                              ------------      -------    -----------
                                                              (In thousands, except per share amounts)
Net loss applicable to common stockholders (numerator)....... $  (310)        $(1,846)     $(7,749)
                                                                =======         =======      =======
Shares used in computing historical basic and diluted net
  loss per share applicable to common stockholders
  (denominator):
   Weighted-average common shares outstanding................   8,602          10,392       10,698
   Less weighted-average shares subject to repurchase........  (5,058)         (4,791)      (3,497)
                                                                -------         -------      -------
Denominator for basic and diluted net loss per share.........   3,544           5,601        7,201
Weighted-average shares of common stock issued upon
  conversion of preferred stock (pro forma)..................   1,313           3,533        5,705
Acceleration of repurchase rights upon initial public
  offering (pro forma).......................................   3,816           2,952        2,088
                                                                -------         -------      -------
Denominator for pro forma basic and diluted net loss per
  share......................................................   8,673          12,086       14,994
                                                                =======         =======      =======
Historical basic and diluted net loss per share applicable to
  common stockholders........................................ $ (0.09)        $ (0.33)     $ (1.08)
                                                                =======         =======      =======
Pro forma basic and diluted net loss per share applicable to
  common stockholders........................................ $ (0.04)        $ (0.15)     $ (0.52)
                                                                =======         =======      =======



The Company has excluded the impact of all convertible preferred stock, stock options and shares of common stock subject to repurchase from the calculation of historical diluted consolidated net loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of historical diluted consolidated net loss per share was 4,826,055, 5,467,094 and 10,502,483 for the years ended December 31, 1999, 2000 and 2001, respectively.






9.   SUBSEQUENT EVENTS




In January 2002, the Company granted an option to purchase 36,000 shares of common stock to an advisor. The option vested immediately upon grant and is exercisable for 10 years at $0.008 per share. The Company will record a charge to operations for its estimate of fair value of the option in 2002.



In January 2002, the Chief Executive Officer, pursuant to the authority granted by the board of directors, approved a 1.2-for-1 forward stock split of the Company's common stock, subject to stockholder approval. All common stock share information has been restated to reflect this split.

                               4,500,000 Shares


                       CORCEPT THERAPEUTICS INCORPORATED

                                 Common Stock



                          [LOGO] Corcept Therapeutics



                               -----------------
                                  PROSPECTUS
                               -----------------


Until         , 2002 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                          U.S. Bancorp Piper Jaffray

                              CIBC World Markets

                          Thomas Weisel Partners LLC

                                         , 2002

                                    PART II

                    Information Not Required In Prospectus

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by Corcept, other than the underwriting discounts and commissions payable by Corcept in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                            Amount to
                                                             be Paid
                                                            ---------
Registration fee........................................... $   21,510
NASD filing fee............................................      9,500
Nasdaq National Market.....................................     95,000
Blue sky qualification fees and expenses...................      5,000
Printing and engraving expenses............................    150,000
Legal fees and expenses....................................    600,000
Accounting fees and expenses...............................    350,000
Transfer agent and registrar fees..........................     20,000
Miscellaneous expenses.....................................     48,990
                                                            ----------
   Total................................................... $1,300,000
                                                            ==========

Item 14.  Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we intend to enter into separate indemnification agreements with our directors and executive officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our Certificate of Incorporation and Bylaws and the indemnification agreement to be entered into between us and our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as
Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.  Recent Sales of Unregistered Securities.

During the past three years, we have sold and issued the following unregistered securities:


We have issued an aggregate of 1,261,800 options to purchase shares of common stock to our directors, employees and consultants and 993,402 shares of common stock have been issued pursuant to the exercise of options. The sales of the above securities were deemed to be exempt from registration pursuant to either
Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us.


In May 1999, we issued 607,761 shares of Series A preferred stock, convertible into 2,187,929 shares of common stock, to a total of 22 investors for an aggregate purchase price of $656,381. The issuance of these securities was exempt from registration under the Securities Act pursuant to Rule 506 under Regulation D. Based on representations made to us by the investors, the investors were all accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and were able to bear the financial risk of their investment. The investors represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities. We did not make any offer to sell the securities by means of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D of the Securities Act.



In January 2000, we issued 399,999 shares of Series B preferred stock, convertible into 1,439,986 shares of common stock, to a total of 25 investors for an aggregate purchase price of $1,199,997. The issuance of these securities was exempt from registration under the Securities Act pursuant to Rule 506 under Regulation D. Based on representations made to us by the investors, the investors were all accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and were able to bear the financial risk of their investment. The investors represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities. We did not make any offer to sell the securities by means of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D of the Securities Act.


In January 2001, we issued a convertible promissory note to the Institute for the Study of Aging, Inc., the principal amount of which was $462,929. The note and accrued interest are convertible, at the option of the holder, into shares of common stock at the initial public offering price. The sale of this security was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act.


In May 2001, we issued 268,077 shares of Series BB preferred stock, convertible into 321,684 shares of common stock, to a total of 24 investors for an aggregate purchase price of $1,081,158. The issuance of these securities was exempt from registration under the Securities Act pursuant to Rule 506 under Regulation D. Based on representations made to us by the investors, the investors were all accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and were able to bear the financial risk of their investment. The investors represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities. We did not make any offer to sell the securities by means of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D of the Securities Act.



In May and June 2001, we issued 3,806,957 shares of Series C preferred stock, convertible into 4,568,332 shares of common stock, to a total of 47 investors for an aggregate purchase price of $26,899,958. The issuance of these securities was exempt from registration under the Securities Act pursuant to Rule 506 under Regulation D. Based on representations made to us by the investors, the investors were all accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and were able to bear the financial risk of their investment. The investors represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities. We did not make any offer to sell the securities by means of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D of the Securities Act.

During the past two years we have issued an aggregate of 60,000 shares of our common stock, 11,534 shares of Series B preferred stock, convertible into 41,521 shares of common stock, and 1,326 shares of Series C preferred stock, convertible into 1,591 shares of common stock, for $5,000, $34,599 and $9,369, respectively, to consultants for services rendered to Corcept. The sales of the above securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us.



In May 1999, we issued 6,000 shares of common stock to a consultant and 2,125,126 shares of common stock to James N. Wilson, a member of our Board of Directors, for $550 and $64,934 respectively. The sales of the above securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act.


There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.  Exhibits and Financial Statement Schedules.

   (A) EXHIBITS


Exhibit
Number                                  Description of Document
- ------                                  -----------------------
  1.1*  Form of Underwriting Agreement

  3.1   Amended and Restated Certificate of Incorporation

  3.2+  Amended and Restated Bylaws

  4.1   Specimen Common Stock Certificate

  4.2+  Amended and Restated Information and Registration Rights Agreement by and among
          Corcept Therapeutics Incorporated and certain holders of preferred stock, dated as of
          May 8, 2001

  4.3*  Amendment No. 1 dated as of January   , 2002, to the Amended and Restated Information
          and Registration Rights Agreement by and among Corcept Therapeutics Incorporated and certain holders of preferred stock, dated as of May 8, 2001

  5.1*  Opinion of Heller Ehrman White & McAuliffe LLP

 10.1+  2000 Stock Option Plan

 10.2+  2001 Stock Option Plan

 10.3+  Sublease Agreement by and between Corcept Therapeutics Incorporated and Heller Ehrman
          White & McAuliffe LLP, dated January 1, 2001

 10.4+  Employment offer letter to Robert L. Roe, M.D., dated October 18, 2001

 10.5+  Employment offer letter to Andrew Galligan, dated November 15, 2001

 10.6+  Promissory Note and Pledge Agreement by and between Corcept Therapeutics Incorporated and Robert L. Roe, M.D., dated as of October 22, 2001

 10.7+  Promissory Note and Pledge Agreement by and between Corcept Therapeutics Incorporated and Andrew Galligan, dated as of December 7, 2001

 10.8+  Form of Indemnification Agreement

 10.9#  License Agreement by and between The Board of Trustees of the Leland Stanford Junior
          University and Corcept Therapeutics Incorporated, dated as of July 1, 1999

Exhibit
Number                                 Description of Document
- ------                                 -----------------------

10.10+  Master Clinical Development Agreement by and between Corcept Therapeutics Incorporated and Scirex Corporation, dated as of July 12, 2001
10.11#  Memorandum of Understanding, Supply and Services Agreement, dated as of June 12, 2000

10.12#  Letter Agreement, Mifepristone Process Development and Supply Agreement, dated as of
          January 31, 2001

10.13+  Consulting, Confidential Information and Inventions Agreement by and between Corcept
          Therapeutics Incorporated and Alan Schatzberg M.D., dated as of May 31, 1999

10.14+  Consulting, Confidential Information and Inventions Agreement by and between Corcept
          Therapeutics Incorporated and James N. Wilson, dated as of May 28, 1999

10.15   Promissory Note and Pledge Agreement by and between Corcept Therapeutics Incorporated and Sarah A. O'Dowd, dated December 4, 2001

23.1    Consent of Ernst & Young LLP, independent auditors

23.2*   Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)

24.1    Power of Attorney (included on page II-5)

- -------------------------------

+  Previously filed

*  To be filed by amendment
#  Confidential treatment requested

   (B) FINANCIAL STATEMENT SCHEDULE

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.  Undertakings.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Menlo Park, California, on the 25th day of January, 2002.


                                          CORCEPT THERAPEUTICS INCORPORATED


                                             /s/  JOSEPH K. BELANOFF, M.D.

                                          By: _______________________________
                                                 Joseph K. Belanoff, M.D.,
                                                  Chief Executive Officer




                               Power Of Attorney



KNOW ALL PERSONS BY THESE PRESENTS, that each persons whose signature appears below hereby constitutes and appoints Joseph K. Belanoff and Andrew Galligan, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


          Signature                         Title                      Date
          ---------                         -----                      ----

/s/  JOSEPH K. BELANOFF, M.D. Chief Executive Officer and        January 25, 2002
- -----------------------------   Director (Principal Executive
  Joseph K. Belanoff, M.D.      Officer)

    /s/  ANDREW GALLIGAN      Chief Financial Officer (Principal January 25, 2002
- -----------------------------   Financial and Accounting
       Andrew Galligan          Officer)

       JAMES N. WILSON*                                          January 25, 2002
- ----------------------------- Director and Chairman of the
       James N. Wilson          Board of Directors

     ALAN F. SCHATZBERG*      Director                           January 25, 2002
- -----------------------------
     Alan F. Schatzberg

    G. LEONARD BAKER, JR.*    Director                           January 25, 2002
- -----------------------------
    G. Leonard Baker, Jr.

                     Signature               Title         Date
                     ---------               -----         ----

                  DAVID B. SINGER*          Director January 25, 2002
           -----------------------------
                  David B. Singer

                  SARAH A. O'DOWD*          Director January 25, 2002
           -----------------------------
                  Sarah A. O'Dowd

                    STEVEN KAPP*            Director January 25, 2002
           -----------------------------
                    Steven Kapp

                 /s/  ALIX MARDUEL          Director January 25, 2002
           -----------------------------
                   Alix Marduel

           *By:     /s/  ANDREW GALLIGAN
           -----------------------------
                  Andrew Galligan
                 Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit
Number                                  Description of Document
- ------                                  -----------------------
 1.1*   Form of Underwriting Agreement

 3.1    Amended and Restated Certificate of Incorporation

 3.2+   Amended and Restated Bylaws

 4.1    Specimen Common Stock Certificate

 4.2+   Amended and Restated Information and Registration Rights Agreement by and among
          Corcept Therapeutics Incorporated and certain holders of preferred stock, dated as of
          May 8, 2001

 4.3*   Amendment No. 1 dated as of January   , 2002, to the Amended and Restated Information
          and Registration Rights Agreement by and among Corcept Therapeutics Incorporated and certain holders of preferred stock, dated as of May 8, 2001

 5.1*   Opinion of Heller Ehrman White & McAuliffe LLP

10.1+   2000 Stock Option Plan

10.2+   2001 Stock Option Plan

10.3+   Sublease Agreement by and between Corcept Therapeutics Incorporated and Heller Ehrman
          White & McAuliffe LLP, dated January 1, 2001

10.4+   Employment offer letter to Robert L. Roe, M.D., dated October 18, 2001

10.5+   Employment offer letter to Andrew Galligan, dated November 15, 2001

10.6+   Promissory Note and Pledge Agreement by and between Corcept Therapeutics Incorporated and Robert L. Roe, M.D., dated as of October 22, 2001

10.7+   Promissory Note and Pledge Agreement by and between Corcept Therapeutics Incorporated and Andrew Galligan, dated as of December 7, 2001

10.8+   Form of Indemnification Agreement

10.9#   License Agreement by and between The Board of Trustees of the Leland Stanford Junior
          University and Corcept Therapeutics Incorporated, dated as of July 1, 1999

10.10+  Master Clinical Development Agreement by and between Corcept Therapeutics Incorporated and Scirex Corporation, dated as of July 12, 2001

10.11#  Memorandum of Understanding, Supply and Services Agreement, dated as of June 12, 2000

10.12#  Letter Agreement, Mifepristone Process Development and Supply Agreement, dated as of
          January 31, 2001

10.13+  Consulting, Confidential Information and Inventions Agreement by and between Corcept
          Therapeutics Incorporated and Alan Schatzberg M.D., dated as of May 31, 1999

10.14+  Consulting, Confidential Information and Inventions Agreement by and between Corcept
          Therapeutics Incorporated and James N. Wilson, dated as of May 28, 1999

10.15   Promissory Note and Pledge Agreement by and between Corcept Therapeutics Incorporated and Sarah A. O'Dowd, dated December 4, 2001

23.1    Consent of Ernst & Young LLP, independent auditors

23.2*   Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)

24.1    Power of Attorney (included on page II-5)

- -------------------------------

+  Previously filed

*  To be filed by amendment
#  Confidential treatment requested